SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Act of 1934

For the month of December, 2002

of Chile, Bank
(Translation of Registrant’s name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F     ☒                                                                 Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                            Yes     ☐                                                                             No      ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are (i) a free translation from it’s original in Spanish, of a letter filed by Banco de Chile (the “Bank”) with the Superintendency of Banks and Financial Institutions, dated December 19, 2002, informing the admission of Banco de Chile’s ADRs to the Official List by the United Kingdom Listing Authority (UKLA) and the admission of such ADRs to trading on the market for listed securities of the London Stock Exchange and (ii) copy of the Listing Particulars stamped by the UKLA, together with Annexes C, F and H.

FREE TRANSLATION

Santiago, December 19, 2002

Mr. Enrique Marshall Rivera
Superintendent of Banks
and Financial Institutions

Mr. Superintendent:

According to articles 9° and 10° of the Securities Law Nº 18.045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions (the “Superintendency”), I inform as an essential fact, the admission of Banco de Chile’s ADRs to the Official List by the United Kingdom Listing Authority (UKLA) and the admission of such ADRs to trading on the market for listed securities of the London Stock Exchange. The commencing of trading is expected for December 20, 2002.

Each ADR represents 600 Banco de Chile shares. JP Morgan Chase Bank will continue to act as depositary.

NM Rothschild & Sons Limited acted as Authorized Adviser in the preparation of the listing particulars for the admission of the ADRs.

Likewise, Deutshe Bank A.G. London, will act as “Member Firm” for the ADRs in the London Stock Exchange, providing a market to the ADRs, according to local regulations.

Please find enclosed copy of the Listing Particulars presented to the UKLA. A Spanish translation will be sent shortly.

Sincerely yours,

Julio Guzman H.
Acting General Manager

LISTING PARTICULARS

A copy of this document which, including its Annexes, comprises listing particulars relating to Banco de Chile (together, where appropriate, with its subsidiaries, the “Bank”) in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000 (the “Act”), has been delivered to the Registrar of Companies in accordance with section 83 of the Act.

Applications have been made to the UK Listing Authority (the “UKLA”) for American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) to be admitted to the Official List and to the London Stock Exchange for those ADRs to be admitted to trading on its market for Depositary Receipts. Each ADR represents 600 shares of the Bank’s common stock. The ADRs do not have a par value. It is expected that admission to the Official List will become effective, and that dealings in the ADRs will commence, on 20 December 2002. The current expected aggregate market value of the ADRs on admission is £395 million.

For a discussion of certain risks that should be considered prior to an investment in the ADRs, see “Risk Factors” commencing on page 5 of Annex B. The ADRs are specialist securities and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters.

BANCO DE CHILE
(Incorporated in the Republic of Chile)

Admission to the Official List and
to trading on the London Stock Exchange
of 38,578,544 American Depositary Receipts

Authorised Adviser
NM Rothschild & Sons Limited

This document does not constitute an offer to sell, or an invitation by or on behalf of the Bank, the Authorised Adviser or any other person to subscribe for or purchase any of the ADRs. The distribution of this document in certain jurisdictions is restricted by law. Persons into whose possession this document may come are required by the Bank and the Authorised Adviser to inform themselves about and to observe such restrictions. This document may not be used for or in connection with any offer to, or solicitation by, anyone in any jurisdiction.

The Bank’s common stock is traded on the Santiago Stock Exchange, the Valparaiso Stock Exchange, the Chilean Electronic Stock Exchange and the Madrid Stock Exchange. The Bank also has ADRs trading on the New York Stock Exchange (“NYSE”) under the symbol “BCH”. No new shares or ADRs are being issued, and no new money is being raised, at this time. For a description of the ADRs see “American Depositary Receipts” in this document.

Banco de Chile, whose address is Ahumada 251, Santiago, Chile, accepts responsibility for the information contained in this document. To the best of the knowledge and belief of Banco de Chile (which has taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document (including all Annexes) excluding all information incorporated by reference. The Bank has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the Act or the Listing Rules. The Bank believes that none of the information incorporated herein by reference conflicts in any material respect with the information included in the listing particulars.

References in this document to “Ch$” are to Chilean Pesos and to “UF” are to “Unidades de Fomento”, an inflation-indexed, peso-denominated monetary unit. Unless otherwise stated, financial information is presented in millions of constant Chilean Pesos as at 30 September 2002 and is based on the conversion rates on 30 September 2002 of £1 = Ch$1,166.70 and US$1 = Ch$747.62. On 16 December 2002 such rates were £1 = Ch$1,103.55 and US$1 = Ch$695.57.

Banco de Chile’s consolidated, unaudited accounts as at and for the quarter ended 30 September 2002 are included as Annex A to this document. Annex A, in particular pages 20 to 24 thereof, contains proforma financial information which has been prepared as if the merger between the Bank and Banco de A. Edwards had occurred prior to 1 January 2002. Annex H contains a reconciliation of the actual financial information of the Bank and Banco de A. Edwards with the proforma financial information. The proforma financial information represents the aggregation of the actual balances for Banco de Chile and Banco de A. Edwards plus an adjustment to uplift balances to take account of inflation for the relevant period, pursuant to the requirements of Chilean GAAP. The inflation uplift is approximately 1.3% for the period from 31 December 2001 to 30 September 2002, approximately 2.2% for the period from 30 September 2001 to 30 September 2002 and approximately 4.4% for the period from 31 December 2000 to 30 September 2002. No other adjustments to the proforma financial information have been made. The proforma financial information is included for illustrative purposes only and, because of its nature, it may not give a true picture of the Bank’s actual financial position or results.

No person is authorised to give any information or to make any representation not contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised by the Bank or the Authorised Adviser. No representation or warranty, express or implied, is made by the Authorised Adviser or any of its affiliates or advisers as to the accuracy or completeness of any information contained in this document and nothing contained in this document is, or shall be relied upon as, a promise or representation by the Authorised Adviser as to the past or the future. Any reproduction or distribution of this document, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the ADRs is prohibited, except to the extent that such information is otherwise publicly available. Neither the delivery of this document nor any sale made of ADRs shall, under any circumstances, create any implication that there has been no change in the affairs of the Bank since the date of this document or that the information contained herein is correct at any time subsequent to its date.

17 December 2002

A.	Banco de Chile’s consolidated, unaudited accounts as at and for the quarter ended 30 September 2002.

B.	Banco de Chile’s Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Form 20-F) for the year ended 31 December 2001.

C	Banco de Chile’s consolidated, unaudited balance sheet and income statement as at and for the nine months ended 30 September 2001.

D.	Banco de Chile’s audited consolidated financial statements as at and for each of the years ended 31 December 1999 and 31 December 2000.

E	Banco de A. Edwards’ Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (Form 20-F) for the year ended 31 December 2001.

F.	Banco de A. Edwards’ consolidated, unaudited balance sheet and income statement as at and for the nine months ended 30 September 2001.

G.	Banco de A. Edwards’ audited consolidated financial statements as at and for each of the years ended 31 December 1999 and 31 December 2000.

H.	Proforma financial information.

Annexes A to H referred to above (each an “Annex” and together, the “Annexes”) form a part of this document. The publication of this document should not be taken to imply that any such Annex is accurate at any time subsequent to the date indicated in it. To the extent that the information in the Annexes conflicts with any information presented in other parts of this document the more recent information shall prevail.

References in the Annexes to “we”, “us” and “our” refer to Banco de Chile or (in Annexes E and G) to Banco de A. Edwards.

References to net income for the period to 30 September 2002 are to the net unaudited income for the financial period from 1 January 2002 to that date. Financial information provided in this document as at 30 September 2002 and for the nine month period ended 30 September 2002 is provided on an unaudited basis.

INTRODUCTION

Founded in 1893, the Bank has for much of its recent history been among the largest and most profitable Chilean banks in terms of returns on assets and shareholders’ equity. On 1 January 2002, the Bank merged with Banco de A. Edwards (“Edwards”); the banks were, respectively, the second and fourth largest private sector banks in terms of loans and the third and fifth in terms of equity. The merger created what was at the time the largest Chilean bank in terms of loans and equity.

The financial information for both the Bank and Edwards for each of the years ended 31 December 2001, 2000 and 1999 (Annexes B to G) provide information on the financial position of each of the relevant banks prior to the merger. The principal developments in the Bank’s financial position following the merger are described in Annex A (the Bank’s consolidated, unaudited accounts for the quarter ended and as at 30 September 2002).

THE MERGER

The most significant development in 2002 to date has been the merger with Edwards and the subsequent integration of the business and operations of the two banks. Edwards was a Chilean bank with total assets of Ch$2,896,470 million as at 31 December 2001. Edwards merged into the Bank and the Bank acquired all the assets and assumed all the liabilities of Edwards, and incorporated all of the equity and shareholders of that bank.

The Bank has chosen to maintain almost all of the full range of products offered by both institutions and to integrate the market segmentation of the two banks, which in any event had similar divisional structures reflecting this segmentation. In adopting this approach, the Bank has aimed to maximise the focus on customers and to continue to provide the products and services already familiar to them.

The Bank has a multi-brand strategy and has maintained both main brands: “Banco de Chile” and “Banco Edwards”. Twenty of Edwards’ full-service branches have kept the Edwards brand, with a focus on the high-income retail market.

In respect of technology, the Bank has retained Banco de Chile’s operational platform and implemented a two-step integration process. In January 2002, basic interconnection was achieved to facilitate communication between the different platforms. The second stage, involving full integration onto one common platform, was completed in October 2002. The Bank believes this should facilitate completion of the consolidation of a final branch network and related personnel changes on schedule. The Bank has already reduced the initial total of 281 branches by 48, out of the total expected reduction of 51.

The Bank has designed a full programme of activities to foster the integration of the personnel of each institution and to create a common culture within the Bank.

The global mission, strategy and specific goals of the Bank have been articulated and disseminated within the Bank. The Bank has also redefined the functions and responsibilities of its core management group.

The following section describes the business of the Bank following the merger.

BANCO DE CHILE

Business

The Bank is engaged principally in commercial banking in Chile, providing general banking services to a diverse customer base that includes large corporations, small and mid-sized businesses and individuals. The Bank is a full-service financial institution providing, directly and indirectly through its subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial market. The operations of the Bank are organised in five principal business areas:

•	large corporations;

•	middle market banking;

•	retail banking;

•	international banking; and

•	treasury and money market operations,

as well as eight non-banking financial services subsidiaries. The Bank’s corporate banking services include commercial loans, working capital facilities and trade finance, foreign exchange, capital market services, cash management and non-credit services such as payroll and payment services. The Bank also provides a wide range of treasury and risk management products to its corporate customers, and provides its individual customers with credit cards, residential mortgages, auto and consumer loans as well as traditional deposit services such as cheque and savings accounts and time deposits.

The Bank offers international banking services through its branch in New York, its agency in Miami, representative offices in Buenos Aires, São Paulo and Mexico City and a worldwide network of approximately 1,000 correspondent banks. In addition to its commercial banking operations, the Bank through its subsidiaries, offers a variety of non-banking financial services including securities brokerage, mutual fund management, financial advisory services, factoring, insurance brokerage, securitisation, collection and sales services.

As at 30 September 2002, the Bank had:

•	total assets of Ch$9,237,750 million (US$12,356 million);

•	loans outstanding of Ch$6,216,954 million (US$8,316 million);

•	deposits of Ch$5,410,368 million (US$7,237 million); and

•	shareholders’ equity of Ch$598,104 million (US$800 million).

As at 30 September 2002, the Bank was the second largest private bank in Chile, in terms of total loans (excluding interbank loans), reaching a market share of 18.9% at that date, according to the Superintendency of Banks and Financial Institutions in Chile (the“Chilean Superintendency of Banks”).

The Bank is headquartered in Santiago and, as at 30 September 2002, had 8,978 employees and delivered financial products and services through a nationwide network of 233 branches, 745 automated teller machines (“ATMs”) and other electronic distribution channels.

Business Strategy

The Bank’s long-term strategy is to maintain its position as a leading bank in Chile, providing a broad range of financial products and services to large corporations, small and mid-sized companies and individuals nationwide. As part of this strategy, the Bank operates under a multi-brand approach in order to target the different market segments taking advantage of its well positioned brand names: “Banco de Chile”, “Banco Edwards”, “Banchile”, “Credichile” and “Leasing Andino”.

The Bank’s strategy is focused on:

•	delivering superior service that responds to the specific needs of its customers in each market segment;

•	enhancing profitability by increasing revenues from fee-based services through development of new services and active cross-selling of such services to its customers;

•	continuing to focus on measures that control costs and otherwise enhance productivity to improve its existing efficiency standards; and

•	further developing the international products and services that it offers to its customers.

The key components of the Bank’s strategy are described below.

•	Deliver Superior Customer Service

The Bank’s banking strategy is focused on developing long-term relationships with its customers by emphasising customer service and providing a broad range of financial products and services. As the Chilean economy recovers, the Bank expects its corporate and individual customers to continue to require more comprehensive credit and non-credit financial services than in the past. In the large corporate segment, the Bank is focused on increasing offerings of specialised lending products, treasury and cash management services. In the middle market segment, the Bank intends to increase its lending activities and offerings of fee-based services such as electronic banking, import-export financial services, financial advisory services and cash management services. To expand the Bank’s high and middle-income individual customer base, the Bank intends to market actively its broad range of products and services to this segment, to cross-sell products and services, such as mutual funds, lease financing, factoring and securities brokerage services, and to develop new services targeted to the specific needs of these customers.

•	Expand Fee-Based Services

In recent years, the Bank’s margins from traditional lending activities have declined significantly and, as a result, it has increasingly shifted its focus to developing other sources of revenue such as fee-based products and services. The Bank’s consolidated income from fees and other services has continued to grow over the last three years and was Ch$62,902 million in the first nine months of 2002. The Bank seeks to continue to grow fee revenue by developing new services and by cross-selling these services to its existing customer base. In the Bank’s corporate business, it intends to market actively fee-based services such as electronic banking, receivables collection, payroll services, supplier payments, investment advisory services and cash management. In the Bank’s retail banking business, it seeks to increase revenues from fee-based services such as telephone and PC banking, ATMs, general cheque services, credit cards, mutual funds, securities brokerage and insurance brokerage.

•	Maintain Focus on Operating Efficiencies

During the year ended 31 December 2001, the Bank’s consolidated operating expenses represented approximately 54.4% of its operating revenue. This ratio increased to 59.8% in the first nine months of 2002 mainly as a result of non-recurring expenses related to the merger. As the Chilean banking sector continues to grow, the Bank believes that a low-cost structure will become increasingly important to compete profitably.

The Bank has invested in technology during recent years and plans to continue to focus on technology in the future to achieve further improvements in customer service and operating efficiency.

•	Provide Competitive International Products and Services

The Bank intends to provide to its primarily Chilean customer base the complete array of international products locally offered at competitive prices. The Bank’s primary focus in this respect will be on trade financing of customer related operations, one of its traditional areas of international activity. To implement this strategy, the Bank intends to take advantage of its New York branch and Miami agency to strengthen its relationships with Chilean businesses engaged in international trade.

History

The Bank was established in 1893 as a result of a merger of Banco Nacional de Chile, Banco Agricola and Banco de Valparaiso which created the largest privately held bank in Chile. To the best of the Bank’s knowledge, it retained this status until the mid-1990s. Throughout the 20th century, the Bank developed a well-recognised name in Chile and expanded its operations in foreign markets where it developed an extensive network of correspondent banks. In 1906, the Bank established a representative office in London which it maintained until 1985, when the Bank’s foreign operations were centralised at the New York branch.

Beginning in the early 1970s, the Chilean government assumed control of a majority of Chilean banks then in operation and all but one of the foreign banks operating at the time closed their branches and offices in Chile. Throughout this era, the Bank remained privately owned, with the Chilean government owning participating shares which it sold to private investors in 1975.

•     The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt

During the 1982-1983 economic crisis, the Chilean banking system experienced significant instability due to, among other things, a recession in most of the world’s major economies accompanied by high international interest rates, an overvalued peso, a lack of stringent banking regulation and ineffective credit policies at most Chilean banking organisations. The financial crisis required that the Central Bank and the Chilean government provide assistance to most Chilean private-sector banks (including the Bank).

During this period, the Bank experienced significant financial difficulties, as a result of which the Chilean government assumed administrative control over it. In 1985 and 1986, the Bank increased its capital and sold shares representing 88% of its capital to more than 30,000 new shareholders. As a result, no single shareholder held a controlling stake in the Bank. In 1987, the Chilean Superintendency of Banks returned control and administration of the Bank to its shareholders.

Subsequent to the 1982-1983 economic crisis, like most major Chilean banks, the Bank sold certain of its non-performing loans to the Central Bank at face value on terms that included a repurchase obligation. The repurchase obligation was later exchanged for subordinated debt of each participating bank issued in favour of the Central Bank. In 1989, pursuant to Law No. 18,818, banks were permitted to repurchase the portfolio of non-performing loans previously sold to the Central Bank for a price equal to the economic value of such loans, provided the bank assumed a subordinated obligation equal to the difference between the face value of the loans and the economic value paid (the “Central Bank Subordinated Debt”). In November 1989, the Bank repurchased its portfolio of non-performing loans from the Central Bank and assumed the Central Bank Subordinated Debt.

The repayment terms of the Central Bank Subordinated Debt, which at 30 June 1989 equalled approximately US$1.75 billion, required that a certain percentage of the Bank’s income before provisions for the Central Bank Subordinated Debt be applied to repay this obligation. The Central Bank Subordinated Debt did not have a fixed maturity, and payments were made only to the extent that the Bank earned income before provisions for the Central Bank Subordinated Debt. In 1993, 1994 and 1995, the Bank applied 72.9%, 67.6% and 65.8%, respectively, of its income before provisions for the Central Bank Subordinated Debt to the repayment of such debt.

In November 1996, pursuant to Law No. 19,396, the Bank’s shareholders approved a reorganisation by which Banco de Chile was converted into a holding company named SM-Chile S.A. In turn, SM-Chile S.A. organised a new wholly-owned banking subsidiary named Banco de Chile to which it contributed all of its assets and liabilities other than the Central Bank Subordinated Debt. SM-Chile S.A. then created SAOS S.A., a second wholly-owned subsidiary that, pursuant to a prior agreement with the Central Bank, assumed a new repayment obligation (the “Central Bank Indebtedness”) in favour of the Central Bank which replaced the Central Bank Subordinated Debt in its entirety.

This Central Bank Indebtedness, for which SAOS S.A. is solely responsible and for which there is no recourse to the Bank or SM-Chile S.A., was equal to the unpaid principal of the Central Bank Subordinated Debt that it replaced but had terms that differed in certain respects, the most important of which included a rescheduling of the debt for a term of 40 years providing for equal annual instalments and a pledge of the Bank’s shares as collateral for such debt. The Central Bank Indebtedness bears interest at a rate of 5.0% per year and is denominated in Unidades de Fomento.

In exchange for assuming the Central Bank Indebtedness, SAOS S.A. received from SM-Chile S.A. 63.6% of the Bank’s shares, which serve as collateral for the Central Bank Indebtedness. As a result of the Bank’s merger with Edwards, the percentage of the Bank’s shares held by SAOS S.A. decreased to 42.0%. Dividends received from the Bank are the sole source of SAOS S.A.’s revenue, which it must apply to repay the Central Bank Indebtedness. However, under SAOS S.A.’s agreement with the Central Bank regarding this indebtedness, the Bank has no obligation to distribute dividends to its shareholders. To the extent that distributed dividends are not sufficient to pay the amount due on the Central Bank Indebtedness, SAOS S.A. is permitted to maintain a cumulative deficit balance with the Central Bank that SAOS S.A. commits to pay with future dividends. If the cumulative deficit balance exceeds an amount equal to 20% of the Bank’s capital and reserves, the Central Bank may require SAOS S.A. to sell a sufficient number of shares of the Bank’s stock owned by SAOS S.A. to pay the entire deficit amount accumulated. The shareholders of SM-Chile S.A. have a right of first refusal with respect to that sale. As at 30 September 2002, SAOS S.A. maintained a deficit balance with the Central Bank of Ch$5,678 million, equivalent to 1.02% of the Bank’s capital and reserves. As at the same date, 20.0% of the Bank’s capital and reserves would have amounted to Ch$110,843 million. This deficit is expected to increase at the year end as a result of dividends based on the net income for the full year being less than the amount needed to pay amounts due on the Central Bank Indebtedness. See “Risk Factors” commencing on page 5 of Annex B.

If from time to time in the future the Bank’s shareholders decide to retain and capitalise all or part of the Bank’s annual net income in order to finance the Bank’s future growth, and to distribute stock dividends among its shareholders, the Central Bank may require the Bank to pay the portion of the net income corresponding to shares owned by SAOS S.A. in cash to SAOS S.A. If the Bank distributes stock dividends and the Central Bank does not require it to pay that portion in cash, the shares received by SAOS S.A. must be sold by SAOS S.A. within the following 12 months. The shareholders of SM-Chile S.A. will have a right of first refusal with respect to that sale.

The following diagram presents in summary form the Bank’s ownership structure as at 31 December 2001, which resulted from the November 1996 reorganisation:

The following diagram shows the Bank’s new post-merger ownership structure:

Principal Business Activities of Banco de Chile

The Bank is a full-service financial institution providing, directly and indirectly through its subsidiaries and affiliates, a wide variety of credit and non-credit products and services to all segments of the Chilean financial markets. The following diagram illustrates, in summary form, its principal business areas, which operate through the Bank or, in the case of “Other Financial Services,” through its subsidiaries:

The following table provides information on the composition of the Bank’s loans as at 30 September 2002, allocated among the Bank’s principal business areas:

	As at 30 September 2002
	(in millions of Ch$, except for percentages)
Large corporations	Ch$	2,754,954	44.3%
Middle market companies		1,409,876	22.7
International banking		372,142	6.0
Retail banking		1,607,036	25.8
Treasury and money market operations		29,276	0.5
Other financial services (subsidiaries)		43,670	0.7

Total loans (1)		6,216,954	100.0%

Allowances for loan losses		(210,252)	—

Total loans net of allowances	Ch$	6,006,702	—

(1)	Past due loans were Ch$155,910 million as at 30 September 2002, representing 2.5% of total loans.

•	Large Corporations

In general, the Bank’s large corporation business area services domestic companies with annual sales in excess of Ch$12,000 million (approximately US$16 million), multinational corporations, financial institutions, governmental entities and companies affiliated with Chile’s largest conglomerates (regardless of size). This area offers these companies a broad range of products and services tailored to their specific needs. These services include deposit-taking and lending in both pesos and foreign currency, trade and project financing and various non-credit services, such as collection, supplier payments and payroll management. In addition, the Bank’s large corporations area offers a broad range of banking products and services including working capital financing, lines of credit, commercial loans, leasing, corporate financial services, foreign trade financing, letters of credit in domestic and foreign currencies, mortgage loans, payment and asset management services, cheque accounts and time deposits, and, through its subsidiaries, brokerage, mutual funds and investment fund management services. All of the Bank’s branches (except the Credichile branches) provide services to its large corporation area customers directly and indirectly.

The Bank’s large corporate customers are engaged in a wide spectrum of industry sectors, including, among others: heavy industry, financial institutions, trade and commerce, real estate and construction, and agriculture.

As at 30 September 2002, the Bank had 2,981 large corporate debtors. Loans to large corporations totalled Ch$2,754,954 million as at 30 September 2002, representing 44.3% of the Bank’s total loans at that date.

The following table sets forth the composition of the Bank’s portfolio of loans to large corporations as at 30 September 2002:

	As at 30 September 2002
	(in millions of Ch$, except for percentages)
Commercial loans	Ch$	1,674,045	60.8%
Foreign trade loans		427,705	15.5
Contingent loans		225,803	8.2
Leasing contracts		147,259	5.4
Mortgage loans		113,884	4.1
Other loans		166,258	6.0

Total	Ch$	2,754,954	100.0%

The Bank’s large corporation area’s loan portfolio consists principally of unsecured loans with maturities between one and six months and of medium and long-term loans to finance fixed assets, investment projects and infrastructure projects. In addition, its large corporation business area issues contingent credit obligations in the form of letters of credit, bank guarantees and similar obligations in support of the operations of the Bank’s large corporate customers.

The market for loans to large corporations in Chile in recent years has been characterised by reduced profit margins, due in part to the greater direct access of such customers to domestic and international capital markets and other sources of funds. As a result, the Bank has been increasingly focused on fee-generating services, such as payroll processing, dividend payments and billing services as well as computer banking services. This strategy has enabled the Bank to maintain profitable relationships with its large corporate customers while preserving the ability to extend credit when appropriate opportunities arise.

The Bank was party to approximately 3,150 payment service contracts and approximately 730 collection service contracts with large corporate customers as at 30 September 2002. Under these payment contracts, the Bank provides large corporate customers with a system to manage their accounts and make payments to suppliers, pension funds and employees, thereby reducing administrative costs. The Bank believes that cash management and payment service contracts provide a source of low-cost deposits and the opportunity to cross-market its products and fees to payees, many of whom maintain accounts with it. Under the Bank’s collection contracts, the Bank acts as a collection agent for its large corporate customers, providing centralised collection services for their accounts receivable and other similar payments.

•	Middle Market Banking

The Bank serves the financing needs of small and medium-size companies through its middle market banking business area. The Bank generally defines medium-size companies as those with annual sales of between Ch$300 million (approximately US$400,000) and Ch$12 billion (approximately US$16 million) and small or emerging companies as those with annual sales of between Ch$45 million (approximately US$60,000) and Ch$300 million. As at 30 September 2002, the Bank’s middle market banking area had approximately 66,500 cheque account holders, of which approximately 70% are small or emerging companies, although 64.2% of the business area’s total loan portfolio are loans to medium-size companies.

The Bank’s middle market banking business area offers its customers a broad range of financial products, including project financing, working capital financing, mortgage loans and debt rescheduling, as well as other alternatives such as leasing and factoring (through its Banchile Factoring subsidiary). The Bank also offers clients full advisory services aimed at facilitating foreign trade, as well as comprehensive financing and service alternatives.

The Bank has developed a set of services designed to facilitate and optimise the operational and financial management of small and medium size companies. These services include payment services (such as employee compensation, taxes and employee benefits), payments to suppliers and automated bill payments. It provides most of these services through remote service channels, such as the internet, to approximately 29,000 customers as at 30 September 2002. It also provides account receipts and instrument collection services through electronic means. All of these products and services are available through the Bank’s nationwide branch network.

Through the Bank’s subsidiaries, the middle market banking area offers customers a range of financial advisory, stock brokerage, mutual fund management and general and life insurance brokerage services.

The following table sets forth the composition of the Bank’s portfolio of loans to middle market companies as at 30 September 2002:

	As at 30 September 2002
	(in millions of Ch$, except for percentages)
Commercial loans	Ch$	634,458	45.0%
Consumer loans (1)		14,295	1.0
Foreign trade loans		124,239	8.8
Contingent loans		82,883	5.9
Mortgage loans		347,963	24.7
Leasing contracts		91,261	6.5
Other loans		114,777	8.1

Total	Ch$	1,409,876	100.0%

(1)	Certain commercial loans are classified as consumer loans.

The Bank’s middle market banking area’s loan portfolio consists primarily of short and long-term commercial loans and mortgage loans. As at 30 September 2002, this area had made loans to customers in trade and commerce, industry, agriculture and construction.

As at 30 September 2002, the Bank had Ch$1,410 billion of outstanding loans to small and medium-size companies, representing 22.7% of its total loan portfolio as at that date.

Commercial Loans.    The Bank’s middle market banking business area’s commercial loans, which mainly consist of project financing and working capital loans, are denominated in pesos, UF or U.S. dollars. Commercial loans may have fixed or variable rates of interest and generally mature between one and three months from the date of the loan. As at 30 September 2002, the Bank’s middle market banking area had outstanding commercial loans of Ch$634,458 million, representing 45.0% of the business area’s total loans and 10.2% of its total loans as at that date.

Mortgage Loans.    The Bank’s middle market banking business area’s commercial mortgage loans are denominated in UF and generally have maturities of between five and 30 years. As at 30 September 2002, this area had granted mortgage loans outstanding of approximately Ch$347,963 million, representing 24.7% of the business area’s total loans and 5.6% of the Bank’s total loans as at that date.

•	International Banking

Through its international banking business area, the Bank offers a range of international services, principally import and export financing, letters of credit, guarantees and other forms of credit support, deposits through its US-based branch and agency as well as currency swaps, banking services and treasury services for corporate clients in Chile and abroad.

The Bank’s international banking business area has two main lines of business: foreign currency products and management of the Bank’s international network. This area deals with all banking products that involve foreign currency, including those related to foreign trade. The Bank’s international banking area designs foreign currency products, educates its account officer sales force throughout the Bank about the Bank’s foreign currency products, monitors its market share participation and promotes the use of the Bank’s foreign currency products.

As at 30 September 2002, the Bank had approximately Ch$696,322 million in foreign trade loans, representing 11.2% of its loan portfolio, and Ch$109,277 million in letters of credit and other contingent obligations related to foreign trade operations, representing 1.8% of the Bank’s loan portfolio.

The Bank’s international banking business area also manages its international network. This network is made up of a branch in New York and an agency in Miami, three representative offices (located in Mexico City, São Paulo and Buenos Aires) and approximately 1,000 correspondent banks (of which the Bank has established credit relations with approximately 90 correspondent banks and an account relationship with more than 40 correspondent banks). The Bank has reduced its exposure in Argentina and Brazil during the course of 2002.

The Bank uses its international network in order to:

•	obtain all its foreign currency funding for either trade or general purposes (short or medium-term) for its Santiago head office and its foreign branches;

•	supply additional savings alternatives to its predominantly Chilean customers;

•	provide banking services to its corporate customers who operate outside of Chile;

•	provide treasury and cash management services and lending alternatives to its corporate customers on an international basis;

•	diversify its loan and investment portfolio by identifying, mainly through its representative offices, opportunities in dealing with selected customers in pre-approved countries; and

•	obtain commercial information on foreign companies that do business in Chile and business opportunities for its Chilean customers seeking to expand to new markets abroad.

The following table sets forth the composition of the Bank’s portfolio of loans originated through the New York branch and Miami agency, in each case as at 30 September 2002:

	As at 30 September 2002
	New York Branch		Miami Agency
	(in millions of Ch$ )
Commercial loans	Ch$	63,317	Ch$	51,325
Foreign trade loans		82,549		18,923
Interbank loans		27,819		3,762
Contingent loans		13,852		14,216
Other loans		5,026		320

Total	Ch$	192,563	Ch$	88,546

The following table sets forth, as at 30 September 2002, the sources of funding for the New York branch and for the Miami agency:

	As at 30 September 2002
	New York Branch			Miami Agency
	(in millions of Ch$, except for percentages)
Demand deposits	Ch$	95,440	17.2%	Ch$	15,936	9.1%
Certificates of deposit and time deposits		234,256	42.4		125,666	71.9
Other demand deposits		66,723	12.1		15,844	9.1
Contingent liabilities		13,852	2.5		14,216	8.2
Foreign borrowings		134,775	24.4		1,959	1.1
Other liabilities		7,873	1.4		1,083	0.6

Total	Ch$	552,919	100.0%	Ch$	174,704	100.0%

New York Branch. The Bank’s wholly-owned New York branch was established in 1982 and provides a range of general banking services, including deposit-taking, mainly to non-residents of the United States. As at 30 September 2002, the New York branch had total assets of Ch$574,794 million, including a loan portfolio of Ch$192,563 million, representing 3.1% of the Bank’s total loan portfolio. Of the New York branch’s loans, Ch$63,317 million were commercial loans, mostly to large private corporations in Chile and in other Latin American countries. The remaining Ch$129,246 million were principally foreign trade loans, amounting to Ch$82,549 million, and contingent loans (letters of credit and stand-by letters of credit), amounting to Ch$13,852 million. Investments in bonds and foreign securities were Ch$189,474 million, most of which consisted of private sector bonds.

Funding sources for the New York branch include demand deposits, money market accounts and deposits for less than 30 days of Ch$254,735 million, time deposits of Ch$141,683 million and foreign borrowings of Ch$134,775 million, which is also the outstanding balance of the branch’s long-term syndicated bank loans. As at 30 September 2002, the New York branch’s unaudited financial statements showed shareholders’ equity of Ch$29,840 million (including a net loss for the nine-month period to 30 September 2002 of Ch$7,964 million).

As at 30 September 2002, the New York branch had Ch$2,369 million in past due loans. The New York branch’s allowances for loan losses totalled Ch$1,790 million, which represented 0.9% of the branch’s loan portfolio as at 30 September 2002. In addition, the New York branch had Ch$697 million in country risk allowances. Although the New York branch manages its assets and liabilities locally, it follows the same credit processes as those followed in Santiago, and all credit decisions are made in Santiago.

Miami Agency. The Miami agency was opened in 1995, and provides a range of traditional commercial banking services, mainly to non-residents of the United States, including deposit-taking, providing credit to finance foreign trade and making loans to individuals or Chilean companies involved in foreign trade. Additionally, the Miami agency provides correspondent banking services to financial institutions, including working capital loans, letters of credit and bankers’ acceptances. As at 30 September 2002, the Miami agency had total assets of Ch$180,836 million, a loan portfolio of Ch$88,546 million, representing 1.4% of the Bank’s total portfolio, and an investment portfolio of Ch$42,913 million. The Miami agency’s loan portfolio as at 30 September

2002, consisted primarily of Ch$51,325 million of commercial loans to Latin American private sector companies, including Chilean companies with operations in other Latin American countries, and Ch$18,923 million of foreign trade loans. The agency’s funding sources include current accounts, demand deposits, money market accounts and deposits for less than 30 days (Ch$72,476 million), time deposits (Ch$84,969 million) and contingent liabilities (Ch$14,217 million). The unaudited shareholders’ equity of the Miami agency as at 30 September 2002 was Ch$6,132 million, including a net loss for the nine month period to 30 September 2002 of Ch$320 million. The Bank has a 100% ownership interest in the Miami agency.

As at 30 September 2002, the Miami agency did not have any loans in the past due category. Allowances for loan losses amounted to Ch$656 million, not including the Ch$842 million in country risk allowances. Although the Miami agency manages its assets and liabilities locally, it follows the same credit processes as those followed in Santiago, and all credit decisions are made in Santiago.

With regard to its international deposit-taking from individuals, the Bank applies money-laundering procedures consistent with Chilean and international practice and generally accepts deposits only from customers who have been accepted under the Bank’s customer approval procedures.

•	Retail Banking

The Bank’s retail banking business area serves the needs of retail customers from high-income to lower-middle income individuals, with service being segmented according to the client’s income. As at 30 September 2002 the bank had Ch$1,607 billion loans made to retail customers outstanding representing 25.8% of the Bank’s total loan portfolio as at that date. The following table sets forth information on the composition of the Bank’s portfolio in loans of its retail banking business area as at 30 September 2002:

	As at 30 September 2002
	(in millions of Ch$, except for percentages)
Commercial loans	Ch$ 98,423	6.1%
Consumer loans	374,949	23.4
Foreign trade loans	1,086	0.1
Contingent loans	1,824	0.1
Mortgage loans	741,323	46.1
Leasing contracts	4,991	0.3
Other loans	384,440	23.9

Total	Ch$1,607,036	100.0%

High and Middle-Income Individuals

Through the retail banking area, the Bank serves the needs of high and middle income individuals in Chile. The Bank defines high and middle income individuals as those with annual income in excess of Ch$5.2 million (approximately US$7,000).

The Bank’s high and middle income individuals business area offers its customers a broad range of retail banking products, including residential mortgage loans, lines of credit and other consumer loans, credit cards, cheque accounts, savings accounts and time deposits. It also offers mutual funds and brokerage services to individuals as described under “Operations Through Subsidiaries” below. As at 30 September 2002, the Bank had outstanding extensions of credit to approximately 251,850 high and middle income individuals, including approximately 35,140 residential loans, 218,370 lines of credit, 91,860 other consumer loans and 234,690 credit card accounts. As at the same date, the high and middle income individuals business area maintained 287,480 cheque accounts, 117,180 savings accounts and 71,108 time deposits.

The Bank provides service to high and middle income individual customers through a network of 190 branches, 17 specialised transaction centres, seven specialised “Private Banking” centres, 2,737 ATMs (of which 745 are owned by the Bank) located throughout Chile that form part of a network operated by Redbanc S.A., a company owned by the Bank and 14 other private sector financial institutions. Since 1994, the Bank has offered a nationwide phone-banking, or “Fonobank,” service that permits its customers to receive balances and other account-related information, transfer funds between accounts and effect a wide variety of credit transactions. In 1997, the Bank launched a full 24-hour banking service under the brand “TodaHora” and its homepage on the internet to better serve these customers.

Mortgage Loans

As at 30 September 2002, there were outstanding mortgage loans of Ch$684,646 million, representing 42.6% of the high and middle income business area’s total loans to individuals and 11.0% of the Bank’s total loans. A feature of the Bank’s mortgage loans to individuals is that mortgaged property typically secures all of a mortgagor’s credit with the Bank, including credit card and other loans.

The Bank’s residential mortgage loans generally have maturities of between five and 30 years and are denominated in UF. To reduce the Bank’s exposure to interest rate fluctuations and inflation with respect to its residential loan portfolio, a majority of these residential loans are currently funded through the issuance of mortgage finance bonds, which are recourse obligations with payment terms that are matched to the residential loans and which bear a real market interest rate plus a fixed spread over the rate of change in the UF. Chilean banking regulations limit the amount of a residential mortgage loan that may be financed with a mortgage finance bond to the lesser of 75% of the purchase price of the property securing the loan or the appraised value of such property. In addition, the Bank generally requires that the monthly payments on a residential mortgage loan not exceed 25% of the borrower’s monthly household after-tax income.

The Bank has promoted the expansion of a mortgage-lending product which the Bank calls “Mutuos Hipotecarios” as an alternative form to traditional financing of mortgage loans with mortgage bonds. Whereas the Bank’s traditional mortgage loans are financed by means of mortgage finance bonds, Mutuos Hipotecarios are financed with the Bank’s general funds, especially long-term subordinated bonds. Mutuos Hipotecarios is a product that is tradable among banks and investment funds. Mutuos Hipotecarios offer the opportunity to finance 80% of the lower of the purchase price or the appraised value of the property, as opposed to the 75% that a standard mortgage would allow.

As at 30 September 2002, the Bank was Chile’s second largest private sector bank in terms of mortgage loans and, based on information prepared by the Chilean Superintendency of Banks, accounted for approximately 19.5% of the residential mortgage loans in the Chilean banking system and approximately 25.4% of such loans made by Chilean private-sector banks.

Credit Cards

The Bank issues both Visa and MasterCard credit cards, and its product portfolio includes both personal and corporate cards. In addition to traditional cards, its credit card portfolio also includes co-branded cards (Travel Club, United Airlines, Global Pass and Club de Beneficios) and 28 affinity card groups.

As at 30 September 2002, the Bank had 258,719 valid accounts, with 390,489 cards. Total charges on the Bank’s cards during the nine month period ended September 2002 amounted to Ch$238,172 million, with Ch$211,855 million corresponding to purchases and service payments in Chile and abroad and Ch$26,317 million corresponding to cash advances (both within Chile and abroad).

As at 30 September 2002, the Bank’s credit card loans amounted to Ch$49,022 million and represented 13.1% of loans in the high and middle income business area.

Merchant acquisition and credit card processing services are provided to the Bank by two related Chilean companies, Transbank S.A. and Nexus S.A. As at 30 June 2002, Transbank had nineteen shareholders and Nexus had seven shareholders, all of which are banks. As at 30 September 2002, the Bank’s equity ownership in Transbank was 17.4% and its equity interest in Nexus was 25.8%.

The Bank believes that the Chilean market for credit cards has a high potential for growth, especially among consumers in the middle-income segment, and that average merchant fees will continue to decline and encourage stores which do not currently accept credit cards to do so. The Bank believes that, in addition to the other banks that operate in Chile, its main competitors in card issuance are department stores and other non-banking businesses.

Debit Cards

The Bank has different types of cards with debit options. Depending on their specifications, the cards can be used for banking transactions on the ATMs that operate on the local network, Redbanc, the Visa International PLUS network, the local network of merchants participating in the local Recompra debit program or the international network of merchants associated with the Electron program. The Bank has given these debit cards different names (Chilecard Normal, Chilecard Plus, Chilecard Electron, Chilecard Empresas, Banjoven and Cheque Electronico) based on their specific functions and the relevant target market to which they are oriented. The Bank has attained a 28.1% market share of debit card transactions as at 30 September 2002, with approximately 678,000 transactions performed in September 2002.

Instalment Loans

The Bank’s consumer instalment loans to individuals are made within a pre-approved credit limit to finance the cost of goods or services, such as cars, travel and household furnishings. Consumer loans are denominated in pesos or UF, bear interest at fixed or variable rates of interest and are generally repayable in up to 36 monthly instalments.

As at 30 September 2002, the Bank had Ch$228,544 million in instalment loans outstanding, which accounted for 61.0% of the high and middle income business area’s consumer loans. The majority of instalment loans are denominated in pesos and are payable monthly. Auto loans have maturities of between 12 and 60 months at fixed or floating rates of interest. The Bank’s auto loans generate interest income and, in addition, fee income attributable to auto insurance policies.

Lines of Credit

As at 30 September 2002, the Bank had 218,370 approved lines of credit to customers in its high and middle income individuals business area and advances outstanding to 160,000 individuals.

The Bank’s individual lines of credit are generally available on a revolving basis, up to an approved credit limit, and may be used for any purpose. Advances under lines of credit are denominated in pesos and bear interest at a rate that is set monthly. At the customer’s option, such loans may be renewed and re-priced for successive monthly periods, in each case subject to minimum monthly payments.

Deposit Products

The Bank seeks to increase its deposit-taking activities as a means of diversifying its sources of funding. The Bank believes that the deposits of its individual customers provide it with a relatively low-cost, stable funding source, as well as the opportunity to cross-market the Bank’s other products and services. The Bank offers a broad range of cheque accounts, time deposits and savings accounts to its individual customers. Cheque accounts are peso-denominated and non-interest bearing, and savings accounts are denominated in UF and bear interest at a fixed rate of interest. Time deposits are denominated in pesos, UF or U.S. dollars and most bear interest at a fixed rate with a term of 30 to 360 days. Whilst historically demand has been mainly for UF-denominated deposits during times of high inflation, the advent of lower and more stable inflation rates in Chile has increased demand for deposits denominated in pesos.

As at 30 September 2002, the high and middle income business area administered 287,480 cheque accounts for approximately 276,000 customers. As at such date, the Bank’s cheque account balances totalled approximately Ch$1,010,395 million, representing 11.7% of its total liabilities.

Lower-income Individuals: Credichile

The Bank offers products and services to the lower-middle to middle income segments of the Chilean population through Credichile. Credichile represents a distinct delivery channel for the Bank’s products and services in this market segment, maintaining a separate brand and network of 43 Credichile branches and 13 other credit centres.

Improved economic conditions in Chile over the last decade and the growth of the Chilean middle class has resulted in increased demand for consumer credit by lower-middle income individuals, whom the Bank classifies as persons with annual income between Ch$1.2 million (approximately US$2,000) and Ch$5.2 million (approximately US$7,000). Many of these individuals have not had prior exposure to banking products or services. The Bank estimates that this segment consists of approximately two million households. To respond to the unique credit needs of lower-middle income customers, the Bank established Credichile in 1995. Credichile focuses on developing and marketing innovative segment-oriented products to satisfy the needs of individuals in this segment while introducing them to the banking system, and complements the services offered in the Bank’s other business areas, especially its large corporations area, by offering services to employers such as direct deposit capabilities.

Credichile offers the Bank’s customers a range of products, including consumer loans, credit cards, auto loans and residential mortgage loans and a special demand deposit account (see “Bancuenta” below) targeted at low-income customers. As at 30 September 2002, Credichile had 172,408 debtors and total loans outstanding of Ch$162,680 million, representing 2.6% of the Bank’s total loan portfolio as at that date.

The Chilean Superintendency of Banks requires a greater allowance for loan losses with lower credit classifications, such as those of Credichile. Credichile employs its own credit scoring system and other criteria to evaluate and monitor credit risk. Credichile seeks to ensure the quality of the Bank’s loan portfolio through adherence to its loan origination procedures, particularly the use of its credit scoring system and credit management policies including the use of credit bureaus and the services of the Chilean Superintendency of Banks. Credichile also has rigorous procedures for collection of past due loans. Socofin S.A., the Bank’s specialised collection subsidiary whose procedures the Bank oversees, provides collection services. The Bank believes that it has the necessary procedures and infrastructure in place to manage the exposure to the higher degree of credit risk that Credichile presents. These procedures allow the Bank to take advantage of the higher growth and earnings potential of the lower middle income segment while helping to manage the higher risk.

Consumer Lending

Credichile provides short to medium-term consumer loans and credit card services. As at 30 September 2002, Credichile had approximately 159,230 consumer loans that totalled Ch$91,479 million. As at the same date, Credichile customers had 28,890 valid credit card accounts, with loans of Ch$5,900 million.

Bancuenta

Credichile introduced Bancuenta as a basic deposit product that provides consumers with flexibility and ease of use, while at the same time allowing the Bank to tap a segment of the consumer market that previously did not have access to the banking system. The Bancuenta account is a non-interest bearing demand deposit account without cheque privileges, targeted at customers who want a secure and convenient means of managing and accessing their money. Customers may use the ATM card linked to the Bancuenta account (which may include a revolving line of credit) to make deposits or automatic payments to other Credichile accounts through a network of ATMs available through the Redbanc system.

As at 30 September 2002, Credichile had 655,188 Bancuenta accounts, under which the account holder pays an annual fee, a fee each time the account holder draws on the Bancuenta line of credit and interest on any outstanding balance under the line of credit. All fees and interest due on a Bancuenta account are withdrawn automatically on a monthly basis from funds available in the account. Bancuenta allows the Bank to offer its large corporate customers the ability to pay their employees by direct deposit of funds into the individual employee’s account at Credichile. The Bank believes this product can lead to stronger long-term relationships with its large and middle market corporate customers and with the employees of such customers.

•	Treasury and Money Market Operations

The Bank’s treasury and money market business area offers a wide range of financial services to its customers. Among these financial services are currency intermediation, instruments developed for currency and interest rate risk hedging, transactions under repurchase agreements and investment products based on bonds, mortgage notes and deposits. Also available through its delivery channels are investments in mutual funds and stock brokerage services.

In addition to providing services, the Bank’s treasury and money market business area is focused on managing currency, interest rate and maturity gaps, ensuring adequate liquidity levels and managing its investment portfolio. This area also performs the intermediation of fixed-income instruments, currencies and derivatives. Interest rate gap management is aimed at generating an adequate funding structure, prioritising the Bank’s capitalisation and asset and liability structure and funding source diversification.

The treasury and money market business area is also in charge of monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate matches. This area monitors the Bank’s adherence to the security margins defined by regulatory limits, as well as risk limits for rate, currency and investment gaps. The treasury and money market business area continually monitors the funding costs of the local financial system, comparing them with the Bank’s costs.

The Bank’s investment portfolio as at 30 September 2002, amounted to Ch$1,872,968 million, of which 61.4% corresponded to instruments issued by the Central Bank, 17.5% corresponded to securities from foreign issuers and 10.8% corresponded to mortgage notes issued by the Bank. The Bank’s investment strategy is designed with a view to supplementing its expected profitability, risks and economic variable projections. The Bank’s investment strategy is kept within regulatory limits as well as internal limits defined by the Bank’s financial committee and its Asset and Liability Management Committee, or ALCO.

•	Operations through Subsidiaries

The Bank has made several strategic long-term investments in financial services companies, which are engaged in activities complementary to its commercial banking activities. The Bank’s principal goal in making these investments is to develop a full service financial services group capable of meeting the diverse financial needs of the Bank’s current and potential clients.

Chile’s General Banking Law, which took effect in 1981, restricted the ability of Chilean banks to provide non-banking financial services, although prior to 1981 the Bank had established a leasing subsidiary in 1977 and a mutual fund subsidiary in 1980. In 1987, the law was amended and banks were permitted to offer, through subsidiaries, certain services considered complementary to commercial banking activities. During the period from 1987 to 1989, the Bank established two additional subsidiaries to provide the full range of financial products and services that could be offered indirectly by Chilean banks under Chilean law. These products and services include financial leasing, financial advisory services, mutual funds and securities brokerage services. The General Banking Law was further amended in 1997 to extend the scope of permissible activities of banks and their subsidiaries to include factoring, securitisation and insurance brokerage, all of which have been incorporated by the Bank as new activities.

On 23 April 1999, the Bank increased its 65% interest in Leasing Andino S.A. by acquiring, together with Banchile Asesoria Financiera S.A., all of the shares of Leasing Andino S.A. owned by Orix Corporation. On 1 July 1999, the Bank acquired the remaining 6,380 shares outstanding in Leasing Andino S.A. and, consequently, held 100% of this company’s share capital. Leasing Andino S.A. was then dissolved and the Bank assumed all of its rights and obligations. The Bank is continuing the financing lease activities developed by Leasing Andino S.A., and has maintained the Leasing Andino brand and trademark.

On 27 June 2002, the Bank, jointly with Banchile Asesoría Financiera S.A., acquired 100% of the shares of Promarket S.A. and Socofin S.A., respectively. These two new subsidiaries are closed corporations (Sociedad Anónima Cerrada).

The following table sets forth information with respect to the Bank’s financial services subsidiaries for the nine months ending and as at 30 September 2002:

	As at 30 September 2002
	Assets		Capital		Net Income
	(in millions of Ch$)
	(unaudited)
Banchile Corredores de Bolsa S.A.	Ch$	177,080	Ch$	16,968	Ch$	4,335
Banchile Administradora General de Fondos S.A.		10,565		5,301		1,256
Banchile Factoring S.A.		35,560		3,721		1,004
Banchile Asesoria Financiera S.A.		1,144		416		515
Banchile Corredores de Seguros Ltda.		3,207		1,681		655
Banchile Securitizadora S.A.		1,771		443		(61)
Promarket S.A.		743		286		78
Socofin S.A.	Ch$	3,865	Ch$	583	Ch$	(314)

Each of these subsidiaries is incorporated under the laws of Chile.

The capital and reserves, net income and total shareholders’ equity of Socofin S.A. and Promarket S.A. are included in the table below:

	As at 30 September 2002
	Socofin S.A.		Promarket S.A.
	(in millions of Ch$)
	(unaudited)
Capital and reserves	Ch$	583	Ch$	286
Net income		(314)		78
Total shareholders’ equity		269		364
Transactions with Banco de Chile
Accounts receivable against Banco de Chile		1,191		508
Obligations with Banco de Chile		500		0
Net income for 2001 (in millions of constant Ch$)	Ch$	258	Ch$	0
Amount paid by Banco de Chile for percentage acquired (in millions of Ch$ as of June 2002)	Ch$	306	Ch$	279

The following tables show the names and addresses of all subsidiaries and investments of the Bank as at 17 December 2002:

Subsidiaries	% Holding	Business	Address
Banchile Factoring S.A.	99.99	Factoring	Huérfanos 740, piso 5°, Santiago
Banchile Administradora General de Fondos S.A.	99.98	Funds Administration	Agustinas 975, piso 2°, Santiago
Banchile Corredores de Bolsa S.A.	99.98	Stock Broker	Agustinas 975, piso 2°, Santiago
Banchile Corredores de Seguros Ltda.	99.75	Insurance	Huérfanos 740, piso 5°, Santiago
Banchile Asesoría Financiera S.A.	99.52	Financial Advisory	Agustinas 733, piso 1°, Santiago
Banchile Securitizadora S.A.	99.00	Securitisation	Huérfanos 740, piso 7°, Santiago
Promarket S.A.	99.00	Sale of Financial Products	Tenderini N° 157, Santiago
Socofin S.A.	99.00	Collections	Santo Domingo N° 1088, Santiago

Investment in other Companies	% Holding	Business	Address
Artikos Chile	50.00	e business	Miraflores 178, piso 18, Stgo.
Servipag Ltda	50.00	Collection of payments for services	Hernando de Aguirre 128, piso 2, Stgo.
Redbanc S.A.	25.42	Funds transfers (ATM)	Huérfanos 770, piso 12, Stgo.
Soc. Operadora Tarjetas de Crédito Nexus S.A.	25.81	Credit card operator	Mc Iver 440, piso 2, Stgo
Transbank S.A.	17.44	Credit card administrator	Huérfanos 770, piso 10, Stgo.
Bolsa de Valores de Chile (Stock Exchange)	5.00	Stock exchange	Huérfanos 770, piso 14, Stgo.
Centro de Compensación Automatizado S.A.	33.331	Banking payment clearing	Huérfanos 770, piso 16, Stgo.
Sociedad Interbancaria de Depósitos de Valores S.A.	17.60	Securities Depositary	Ahumada 179, piso 12, Stgo.
Empresas de Tarjetas Inteligentes S.A.	26.67	Smart card supplier	Mc Iver 440, piso 15, Stgo.
Bolsa de Comercio de Santiago (Stock Exchange)	4.17	Stock exchange	La Bolsa 64, Stgo

Securities Brokerage Services

The Bank operates securities brokerage services through Banchile Corredores de Bolsa S.A. (“Banchile Corredores”), which is registered with the Superintendencia de Valores y Seguros, (the “SVS”), the regulator of Chilean open-stock corporations, as a securities broker and is a member of the Santiago Stock Exchange and the Chilean Electronic Stock Exchange. Since it was founded in 1989, Banchile Corredores has provided stock brokerage services, fixed income investments and foreign exchange products to individuals and businesses through the Bank’s branch network. As at 30 September 2002, Banchile Corredores had an aggregate trading volume on the Santiago

Stock Exchange and the Chilean Electronic Stock Exchange of approximately Ch$1,019,738 million. As at 30 September 2002, Banchile Corredores had an unaudited net worth of Ch$21,303 million including a net income of Ch$4,335 million for the nine-month period ended 30 September 2002, which represented 9.9% of the Bank’s consolidated net income for such period.

Mutual and Investment Fund Management

Since 1980, the Bank has provided mutual fund management services through Administradora Banchile de Fondos Mutuos, a subsidiary that on 1 July 2002 changed its name to Banchile Administradora General de Fondos, after the merger between Banchile Mutual Fund and Banchile Investment Fund. As at 30 September 2002 it was the largest mutual fund manager in Chile, managing 27.0% of all Chilean mutual fund assets. As at 30 September 2002, Banchile Administradora General de Fondos operated 32 mutual funds and managed Ch$1,354,556 million in assets on behalf of 83,463 corporate and individual customers.

As at 30 September 2002, Banchile Administradora General de Fondos, a subsidiary of the Bank, had unaudited net worth of Ch$6,557 million, including unaudited net income for the nine months ended 30 September 2002 of Ch$1,256 million, representing 2.9% of the Bank’s consolidated net income for such period.

Factoring Services

This subsidiary, incorporated in May 1999, provides factoring services to the Bank’s customers. Through this service, the Bank purchases its customers’ outstanding debt portfolios, such as bills, notes, promissory notes or contracts, advancing them the cash flows involved and performing the collection of the related instruments. As at June 2002 (the latest practical date for the availability of this data) this subsidiary had an 11.95% market share in Chile’s factoring industry. Banchile Factoring S.A. had unaudited net income of Ch$1,004 million for the nine month period ended 30 September 2002.

Financial Advisory Services

The Bank provides financial advisory and other investment banking services to its customers through Banchile Asesoria Financiera. The services offered by Banchile Asesoria Financiera are directed primarily to the Bank’s corporate customers and include advisory services regarding mergers and acquisitions, restructuring, project financing and strategic alliances. As at 30 September 2002, Banchile Asesoria Financiera had unaudited net worth of Ch$931 million, and unaudited net income of Ch$515 million for the nine month period ended 30 September 2002.

Insurance Brokerage Services

The Bank provides insurance brokerage services to its customers through Banchile Corredores de Seguros Ltda. At the beginning of 2000 it began to offer life insurance policies associated with consumer loans and non-credit related insurance to its individual clients and the general public. Banchile Corredores de Seguros had unaudited net income of Ch$655 million for the nine month period ended 30 September 2002.

Securitisation Services

Through Banchile Securitisation S.A. the Bank offers new investment products to meet the demands of institutional investors such as private pension funds and insurance companies. This subsidiary securitises financial assets, which involves the issuance of a debt instrument, with a credit rating, that can be traded in the Chilean marketplace, backed by a bundle of revenue-producing assets of the client company. As at 30 September 2002, Banchile Securitisation had unaudited net worth of Ch$382 million, including a net loss of Ch$61 million for the nine month period ended 30 September 2002.

Sales services

Promarket S.A. manages a direct sales force selling and promoting the Bank’s products and services (such as cheque accounts, consumer loans and credit cards), together with those of the Bank’s subsidiaries, and researches information about potential customers. As at 30 September 2002, Promarket S.A. had 1,229 employees. As at 30 September 2002, Promarket S.A. had unaudited net worth of Ch$364 million including net income of Ch$78 million for the nine month period ended 30 September 2002.

Collection Services

Through Socofin S.A., the Bank offers judicial and extrajudicial collection services of loans on behalf of the Bank or third parties. As at 30 September 2002, Socofin had unaudited net worth of Ch$269 million, including a net loss of Ch$314 million for the nine month period ended 30 September 2002.

•    Distribution Channels and Electronic Banking

The Bank’s distribution network provides integrated financial services and products to its customers through a wide range of channels. This network includes branches, ATMs and home-banking and phone-banking. The Bank owns and operates 745 ATMs, and is connected to the nationwide Redbanc ATM network of approximately 2,737 ATMs. These ATMs allow customers to conduct self-service banking transactions during banking and non-banking hours.

As at 30 September 2002, the Bank had a network of 233 retail branches throughout Chile. The branch system serves as a distribution network for all of the products and services offered to its customers. The Bank’s full-service branches accept deposits, disburse cash, offer the full range of the Bank’s retail banking products such as consumer loans, automobile financing, credit cards and cheque accounts, lend to small and medium-size companies and provide information to current and potential customers.

The Bank offers electronic banking services to its customers 24 hours a day through its internet website, which has homepages that are segmented by market. The Bank’s retail homepage offers a wide variety of services, including the payment of bills, electronic fund transfers, stop payment and non-charge orders, as well as a wide variety of account inquiries. The Bank’s middle market banking homepage offers services including its office banking service, Banconexión, which enables its middle market banking customers to perform all of their banking transactions from their offices. Both homepages offer the Bank’s customers the sale of third-party products with certain benefits. The Bank also has a homepage designed for its investor customers, through which they can perform transactions such as stock trading, time deposit taking and savings account opening. The Bank’s foreign trade customers can rely on the Bank’s international business homepage, which enables them to inquire about the status of their foreign trade transactions and will eventually enable them to perform transactions such as letter of credit opening, import collection recording and instructions and letter of credit hedging. During the nine month period ended 30 September 2002, approximately 107,000 individual customers and 18,000 corporate customers performed close to 3.9 million monthly transactions on the Bank’s website.

In addition, through the electronic banking options, the Bank offers a 24-hour phone-banking call centre service to its customers that grants them access to account information and allows them to effect fund transfers and certain payments. This service, through which the Bank receives an average of approximately 1,000,000 calls per month, has enabled the Bank to develop customer loyalty campaigns, sell financial services and products, answer specialised inquiries about its remote services and receive and resolve complaints by customers and non-customers.

The Bank is, in conjunction with a number of other Chilean banks, a shareholder of Sociedad Interbancaria de Transferencias Electronicas S.A., a corporation that executes electronic transfer services and provides support to operations performed by banks through the installation, operation, maintenance and development of equipment and systems for the automatic and electronic transfer of funds. The availability of this transfer capability facilitates the Bank’s ability to service its customers efficiently.

Competition

•    Overview

The Chilean market for banking and other financial services is highly competitive, and the Bank faces significant competition in each of its principal areas of operation. The Chilean financial services market consists of a number of distinct sectors. The most important sector, commercial banking, includes 24 privately owned banks and one public-sector bank, Banco del Estado. The privately owned banks have traditionally been divided between those that are principally Chilean-owned, of which there are ten, and those that are principally foreign-owned, of which there are 14. As at 30 September 2002, two private-sector banks, Banco Santander-Chile (26.1%) and the Bank (18.9%), and the public-sector bank, Banco del Estado (12.1%), together accounted for 57.1% of all outstanding loans by Chilean financial institutions, net of interbank loans. All of the Chilean-owned banks together accounted for 55.8% of total loans outstanding while foreign-owned banks accounted for 43.7% of total loans outstanding. The sole finance company accounted for 0.5% of total loans outstanding.

The Bank considers other private sector banks to be its primary competitors. Nevertheless, the Bank faces competition to a lesser extent from Banco del Estado, which has a larger distribution network and larger customer base than the Bank. Banco del Estado, which operates under the same regulatory regime as Chilean private-sector banks, was the third largest bank in Chile as at 30 September 2002, with outstanding loans, net of interbank loans, of Ch$3,782,135 million, representing a 12.1% market share, according to data published by the Chilean Superintendency of Banks.

As a commercial bank offering a range of services to all types of businesses and individual customers, the Bank faces a variety of competitors, ranging from other large, privately-owned commercial banks to more specialised entities like finance companies and “niche” banks. The principal commercial banks in Chile include, Banco Santander-Chile, Banco de Credito e Inversiones, BBVA Banco BHIF, Corpbanca and Citibank.

In the large corporations sector, the Bank considers its strongest competitors to be Banco Santander-Chile and Banco de Credito e Inversiones. The Bank also considers these banks to be its most significant competitors in the small and medium-sized corporate segments.

In the retail banking business, the Bank competes with other private sector Chilean banks, as well as with Banco del Estado and with a finance company. Among private Chilean banks, the Bank considers its strongest competitors in the consumer retail market sector to be Banco Santander-Chile and Banco de Credito e Inversiones, as each of these banks has also developed business strategies that focus on the lower-middle to middle income segments of the Chilean population. In the individual banking sector, particularly with respect to high-income individuals, the Bank competes with both private Chilean and foreign-owned banks and consider its strongest competitors in this market to be Banco Santander-Chile and Citibank.

The Chilean banking industry has experienced increased levels of competition in recent years, including from foreign banks, which has led to, among other things, consolidation in the industry. Strategies have, on an overall basis, been aimed at reducing costs and improving efficiency standards. As a result of this competitive environment, the Bank’s income may decrease due to the extent and intensity of competition.

The Bank expects the trend of increased competition and consolidation to continue, particularly in connection with the formation of new large financial groups. In this regard, in mid-1996 Banco Santander-Chile of Spain took control of Banco Osorno and merged it into its Chilean operations, changing its name to Banco Santander-Chile. In addition, Banco O’Higgins and Banco de Santiago merged in January 1997, forming Banco Santiago. In 1999, Banco Santander-Chile of Spain took control of Banco Santiago. In August 2002, Banco Santiago and Banco Santander-Chile, the second and fourth largest banks in Chile at that date, respectively, merged and became Chile’s largest bank. Although the Bank believes that it is currently large enough to compete effectively in its target market segments, any further consolidation of participants in the Chilean financial system may adversely affect the Bank’s competitive position in the Chilean financial services industry.

Historically, commercial banks in Chile have also competed in the retail market against finance companies and department stores, the latter two having traditionally been focused on consumer loans to middle and low-income segments. However, finance companies have gradually disappeared as they have been merged into the largest banks. As at 30 September 2002, there was only one finance company in the market, with a market share of consumer loans of approximately 5.7%.

Non-bank competition from large department stores has become increasingly significant in the consumer lending sector. Indeed, two new consumer-oriented banks, related to the largest department stores in Chile, have been established during recent years. Although these new banks had a market share of less than 1% as at 30 September 2002, according to the Chilean Superintendency of Banks, the opening of these other banks should bring increased competition into the consumer banking business.

The following table provides certain statistical information on the Chilean financial system as at 30 September 2002:

	As at 30 September 2002
	Assets			Loans(1)			Deposits			Shareholders’ Equity(2)
	Amount		Share	Amount		Share	Amount		Share	Amount		Share
	(in millions of Ch$, except for percentages)
Domestic private-sector banks	Ch$	19,429,541	40.4%	Ch$	13,663,465	43.7%	Ch$	11,816,420	40.5%	Ch$	1,398,754	36.4%
Foreign-owned banks		22,041,795	45.8		13,677,632	43.7		13,100,856	44.9		2,059,770	53.5

Private-sector total		41,471,336	86.2		27,341,097	87.4		24,917,276	85.4		3,458,524	89.9
Banco del Estado		6,478,528	13.4		3,782,135	12.1		4,096,017	14.1		361,776	9.4

Total banking system		47,949,864	99.6		31,123,232	99.5		29,013,293	99.5		3,820,300	99.3
Finance company		185,818	0.4		151,891	0.5		143,231	0.5		26,867	0.7

Financial system total	Ch$	48,135,682	100.0%	Ch$	31,275,123	100.0%	Ch$	29,156,524	100.0%	Ch$	3,847,167	100.0%

Source: Chilean Superintendency of Banks
(1)         Net of interbank loans.
(2)         Shareholders’ equity includes net income for purposes of this table.

•	Loans

The following table sets forth the Bank’s market share in terms of loans (excluding interbank loans), the Bank’s principal private-sector competitors and the Chilean financial system, as at the dates indicated:

	Bank Loans(1)
	As at 31 December					As at 30 September 2002
	1997	1998	1999	2000	2001
Banco Santander-Chile	12.3%	11.7%	12.3%	11.5%	11.7%	26.1%
Banco Santiago(2)	17.2	17.3	16.1	15.8	16.1	–
Banco de Chile	12.0	11.7	12.4	12.7	12.1	18.9
Banco de A. Edwards(3)	7.5	7.9	7.7	8.3	7.4	–
Banco de Credito e Inversiones	7.9	7.8	8.1	7.9	9.0	10.0
BBVA Banco BHIF	5.1	4.9	5.4	5.8	6.0	6.5

Total for six banks	62.0%	61.3%	62.0%	62.0%	62.3%	61.5%

Source: Chilean Superintendency of Banks
(1)         For ease of comparison, interbank loans have been eliminated.
(2)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(3)         Edwards merged with the Bank on 1 January 2002.

•	Risk Index

A bank’s risk index in Chile is based on the classification of its loans and is computed as follows. First, the aggregate amount of evaluated loans in each category from A through D is multiplied by the corresponding required percentage determining the allowance for loan losses. The percentages are as follows:

Category	Provision Percentage
A	0%
B	1
B-	20
C	60
D	90

The risk index itself is then calculated by dividing (1) the aggregate amount so calculated by (2) the aggregate amount (i.e. the outstanding principal (whether or not past due) and accrued and unpaid interest) of all evaluated loans.

Further information is provided on pages 58-63 of Annex B.

The Bank’s unconsolidated risk index for 30 June 2002 was 3.40%, compared with an average of 2% for the financial system as a whole. However, the Bank’s 30 June 2002 information is not comparable to the indices from prior periods, due to the Bank’s merger with Edwards on 1 January 2002.

The following table sets forth the unconsolidated risk index of the largest private-sector banks and that of the financial system as a whole (including such six banks) as at 31 October in each of the last five years and as at 30 June 2002:

	Unconsolidated Risk Index
	As at 31 October					As at 30 June 2002
	1997	1998	1999	2000	2001
Banco Santander-Chile	1.19%	1.16%	1.23%	1.42%	1.38%	1.25%
Banco Santiago(1)	0.78	0.93	1.39	1.34	1.26	1.35

Banco de Chile	1.38	1.60	2.07	2.01	2.03	3.40
Banco de A. Edwards(2)	1.16	1.32	2.79	2.90	3.23	—

Banco de Credito e Inversiones	0.80	0.91	1.57	1.95	1.63	1.52
BBVA Banco BHIF	0.96	1.55	2.11	2.18	1.81	1.99
Financial system	1.23%	1.50%	1.98%	2.08%	1.90%	2.00%

Source: Chilean Superintendency of Banks
(1)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)         Edwards merged with the Bank on 1 January 2002.

•	Credit Quality

As at 30 September 2002, according to information published by the Chilean Superintendency of Banks, the Bank had an unconsolidated ratio of past due loans to total loans of 2.59%.

The following table sets forth the ratio of past due loans to total loans for the largest private-sector banks at 31 December in each of the last three years and as at 30 September 2002:

	Past Due Loans to Total Loans
	As at 31 December			As at 30 September 2002
	1999	2000	2001
Banco Santander-Chile	1.68%	1.61%	1.36%	1.76%
Banco Santiago(1)	1.41	1.42	1.37	—
Banco de Chile	1.21	1.19	1.29	2.59
Banco de A. Edwards(2)	2.82	2.83	3.31	—
Banco Credito e Inversiones	1.10	1.68	1.37	1.22
BBVA Banco BHIF	1.72	1.78	2.10	1.94

Source: Chilean Superintendency of Banks
(1)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)         Edwards merged with the Bank on 1 January 2002.

•	Deposits

The Bank had deposits of Ch$4,872,075 million as at 30 September 2002 (on an unconsolidated basis). In unconsolidated terms, the Bank’s 16.7% market share for deposits, including borrowings from domestic financial institutions, placed it in second place among private-sector banks. The following table sets forth the market shares in terms of deposits for the private-sector banks with the largest market share as at 31 December in each of the last three years and as at 30 September 2002:

	Deposits
	As at 31 December			As at 30 September 2002
	1999	2000	2001
Banco Santander-Chile	13.6%	12.5%	13.2%	23.6%
Banco Santiago(1)	13.6	12.6	13.6	—
Banco de Chile	11.4	12.2	12.4	16.7
Banco de A. Edwards(2)	6.7	6.8	6.5	—
Banco de Credito e Inversiones	8.1	8.4	9.1	9.9
BBVA Banco BHIF	4.8	4.8	5.4	6.5

Total for six banks	58.2%	57.3%	60.2%	56.7%

Source: Chilean Superintendency of Banks
(1)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)         Edwards merged with the Bank on 1 January 2002.

•	Shareholders’ Equity

With Ch$554,216 million in shareholders’ equity (not including net income and according to information published by the Chilean Superintendency of Banks, as at 30 September 2002), the Bank was the second largest private-sector commercial bank in Chile in terms of shareholders’ equity (not including net income). The following table sets forth the level of shareholders’ equity for the largest private-sector banks in Chile as at 31 December in each of the last three years and as at 30 September 2002:

	Shareholders’ Equity
	As at 31 December						As at 30 September 2002
	1999		2000		2001
	(in millions of constant Ch$)
Banco Santander-Chile	Ch$	311,568	Ch$	332,028	Ch$	366,508	Ch$	802,877
Banco Santiago(1)		421,001		424,463		425,721		—

Banco de Chile		330,414		313,798		315,372		554,216
Banco de A. Edwards (2)		237,796		230,585		232,267		—

Banco de Credito e Inversiones		174,726		191,162		222,846		251,345
BBVA Banco BHIF	Ch$	180,718	Ch$	231,550	Ch$	230,928	Ch$	233,994

Source: Chilean Superintendency of Banks
(1)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)         Edwards merged with the Bank on 1 January 2002.

•	Return on Average Shareholders’ Equity

The Bank’s return on average shareholders’ equity (including net income for the year) for the nine-month period ending 30 September 2002 was 9.9% on an annualised basis, according to information published by the Chilean Superintendency of Banks. The following table sets forth the Bank’s return on average shareholders’ equity and the returns of the Bank’s principal competitors and the Chilean financial system, for the year to 31 December in each of the last five years and for the nine month period ended 30 September 2002, on an annualised basis:

	Return on Average Shareholder’s Equity for the years ended 31 December					For the nine months ended 30 September 2002
	1997	1998	1999	2000	2001
Banco Santander-Chile	11.1%	13.4%	16.8%	22.3%	22.3%	22.5%
Banco Santiago(1)	18.2	16.6	12.3	20.2	24.6	—
Banco de Chile	23.5	20.6	19.5	23.6	23.7	9.9
Banco de A. Edwards(2)	18.3	13.0	(4.2)	1.5	4.3	—
Banco de Crédito e Inversiones	25.9	23.1	14.1	19.2	22.0	17.3
BBVA Banco BHIF	16.7	0.5	5.7	7.4	6.3	8.9

Total financial system	13.4%	11.4%	9.2%	12.6%	15.9%	15.4%

Source: Chilean Superintendency of Banks
(1)         Banco Santiago merged with Banco Santander-Chile in August 2002.
(2)         Edwards merged with the Bank on 1 January 2002.

•	Efficiency

As at 30 September 2002, the Bank’s unconsolidated operating expenses as a percentage of its operating revenues was 58.0%, mainly influenced by non-recurring charges related to the merger process. The following table sets forth the efficiency ratios of the largest private-sector Chilean banks for the years ended 31 December in each of the last three years and for the nine months ended 30 September 2002:

	Efficiency Ratio(1) For the years ended 31 December			For the nine months ended 30 September
	1999	2000	2001	2002
Banco Santander-Chile	54.4%	50.4%	46.6%	49.3%
Banco Santiago(3)	58.7	50.4	50.3	—
Banco de Chile	55.6	57.3	56.3	58.0
Banco de A. Edwards (2)	53.9	65.9	65.3	—
Banco de Crédito e Inversiones	64.0	62.6	55.5	57.6
BBVA Banco BHIF	60.0	65.2	64.1	64.2

Average for six banks	57.5%	56.5%	54.4%	54.6%

Source: Chilean Superintendency of Banks
(1) Calculated	by dividing operating expense by operating revenue.
(2) Edwards	merged with the Bank on 1 January 2002.
(3) Banco	Santiago merged with Banco Santander-Chile in August 2002.

Fixed assets

As at 30 September 2002, the Bank’s fixed assets totalled Ch$143,377 million and consisted principally of real estate (for management and administrative offices and branches) and technological equipment. The following table provides the breakdown of the Bank’s fixed assets:

	As at 30 September 2002 (in millions of Ch$)
Principal executive offices (Ahumada 251, Santiago)	Ch$	10,258
184 branches (all located in Chile) and other properties		103,280
Technological equipment		19,211
Other fixed assets		10,628

Total	Ch$	143,377

The Bank owns the 76,000 square metre building and the underlying land of its principal executive offices located at Ahumada 251, Santiago, Chile. In addition, it owns other properties in Chile, mainly for its branches, subsidiaries, back office and administrative operations and for the storage of documents. No establishment owned by the Bank accounts for more than 10% of its net turnover.

The Bank does not own properties abroad. It leases office space for the New York branch and the Miami agency. The Bank believes that its existing facilities are adequate for its needs in the short and medium term.

The disbursements associated to fixed assets are mainly funded internally, through the Bank’s operating cash flow.

The Bank has not made any firm commitments to principal future investments that are outside the normal course of its business.

Employees

The following table shows the number of employees of the Bank, its subsidiaries and foreign branches as at 30 September 2002, broken down by category of activity:

Bank (exclusive of subsidiaries)

Number of Employees
Operations and Technology Division	2,539
Individual Banking and Branches	914
Middle Market Corporate Division	656
Marketing Division	550
Risk Control Division	409
Financial Division	230
Large Corporations and International Division	185
Credit Risk Division	156
Planning and Research Division	152
Human Resources Division	58
Special Business Division	41
Legal Division	32
Others	36

Subtotal	5,958

Subsidiaries
Stock Brokerage	327
Mutual Funds	177
Insurance Brokerage	46
Factoring	34
Financial Advisory	8
Securitisation	2
Promarket	1,229
Socofin	1,146
Subtotal	2,969
Foreign branches	51

Total (including Bank)	8,978

Merger costs

During 2001, the aggregate costs incurred by the Bank and Edwards in relation to the merger totalled approximately Ch$13 billion, equivalent to almost US$20 million. During the nine month period to 30 September 2002, Ch$18.8 billion was charged as expenses related to the merger process. An additional Ch$2.6 billion was booked as investment, primarily in technology and equipment.

Current trading and prospects

As disclosed in Annex A, in the nine months to 30 September 2002 the Bank’s financial performance was adversely affected by unusually high provisioning relating to Argentinean exposure and in the domestic loan book, and by merger costs.

In October 2002, the underlying trading performance of the Bank remained consistent with the first nine months of the year with gains at the gross margin level from higher inflation levels replacing those from the reduction in interest rates in the earlier period.

Excluding merger-related items, trading in the fourth quarter to date is in line with earlier periods. The Bank’s prospects will be influenced by developments in the Chilean economy.

ADR trading

The following table sets forth the high and low quoted closing prices for the Bank’s ADRs for each month during 2002:

New York Stock Exchange	Price per ADR (US$)
2002	High	Low
January	20.05	17.95
February	17.90	16.00
March	19.85	17.00
April	17.90	16.95
May	17.80	16.95
June	17.45	15.82
July	16.19	14.45
August	16.00	14.65
September	15.12	14.40
October	15.20	14.50
November	16.05	15.35
December*	16.30	15.50
(*to 16 December 2002)

Incorporation and Objects

The Bank is an open stock corporation (sociedad anonima abierta) incorporated in 1893 under the laws of the Republic of Chile for an unlimited duration.

Article 4 of the Estatutos of the Bank, which serve as the articles of incorporation and bylaws, provide the purpose of the Bank is to carry out all the acts, contracts, businesses and operations permitted by the General Banking Law, without prejudice to expanding or restricting its scope of action in harmony with the current and future legal provisions.

Directors

•	General

Information on the directors of the Bank (the “Directors”) is provided on page 93 of Annex B. This information is still accurate as at the date of this document. The business address of the Directors is Ahumada 251, Santiago, Chile.

•	Transactions in which directors had an interest

During the course of 2002, the Bank effected several transactions in which directors of the Bank had an interest. All relevant particulars regarding the nature and extent of the directors in these transactions are provided below:

(a)
in June 2002, the Bank and its subsidiary Banchile Asesoria Financiera S.A. acquired 100% of the shares in Promarket S.A. from Inmobiliaria El Rosal S.A. and Sociedad Inmobiliaria del Norte Limitada for Ch$282,285 per share. The total amount paid by the Bank for the percentage acquired was Ch$279 million. Inmobiliaria El Rosal S.A. is related to companies that are under the control of Mr Jacob Ergas, a Director;

(b)
in June 2002, the Bank and its subsidiary Banchile Asesoria Financiera S.A. acquired 100% of the shares in Baned Servicios Especializados S.A. from Inmobiliaria El Rosal S.A., Sociedad Inmobiliaria del Norte Limitada and Inversiones El Norte y El Rosal S.A. for Ch$30,900 per share. The total amount paid by the Bank for the percentage acquired was Ch$306 million. Baned Servicios Especializados S.A has subsequently changed its name to Socofin S.A. Inmobiliaria El Rosal S.A. is related to companies that are under the control of Mr Jacob Ergas;

(c)
in August 2002, the Bank as successor of Edwards, and Inversiones Vita S.A., Inersa S.A. and Sociedad Inmobiliaria del Norte Limitada, amended a purchase agreement dated 9 November 2000, executed by the parties in relation to 100% of the shares issued by Banchile Seguros de Vida S.A. Inversiones Vita S.A. is related to companies under the control of Mr Jacob Ergas. Inersa S.A. is related to companies that are under the control of Mr Andronico Luksic and the Luksic family;

(d)
in August 2002, the Bank, Banchile Corredores de Seguros Limitada and Banchile Seguros de Vida S.A., amended several provisions of the Master Agreement, the Distribution Agreement and the Collection Agreement respectively executed by Edwards, Banedwards Corredora de Seguros Limitada and Banedwards Compañía de Seguros S.A., dated 9 November 2000. By this amendment, the parties agreed to extend the term of such agreements until 31 December 2011. Banchile Seguros de Vida S.A. is related to companies that are either under the control of Mr Jacob Ergas, or under the control of Mr Andronico Luksic and the Luksic family; and

(e)
in November 2002, Banco de Chile and Empresa Nacional de Telecomunicaciones S.A. executed Addendum N° 2 to Agreement N° 26,622 relating to data transmission, private telephone communication services and other additional services for the Bank’s regional and metropolitan branches. The addendum amended the description of services and amount of fees according to the new requirements and structure of the Bank following its merger with Edwards. Empresa Nacional de Telecomunicaciones S.A. is a company related to companies that are under the control of Mr Andronico Luksic and the Luksic family.

All of the transactions above have been reported to the Chilean Superintendency of Banks. Chilean companies law requires that the Bank’s transactions with related parties be on market terms or on similar terms to those customarily prevailing in the market. In addition, Chilean companies law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party must be previously approved by the board of directors. To approve the transaction, the board of directors must be informed of the relevant director’s interest and be satisfied that the terms of the transaction are similar to those prevailing in the market. See page 100 of Annex B for further details in relation to approval and disclosure requirements.

Save as disclosed above or in “ Transactions with Related Parties” in this document or in Annexes B or E, none of the Directors have any interests in transactions which are or were unusual in their nature or conditions or significant to the business of the group, and which were effected by the Bank during the current or immediately proceeding financial year or during an earlier financial year and remain in any respect outstanding or unperformed.

•	Transactions with Related Parties

In accordance with the rules of the Chilean Superintendency of Banks, related parties are defined as individuals or companies who are directors, officers, or shareholders who own more than 1% of the Bank.

Entities in which a director, officer or shareholder of the Bank holds more than a 5% interest as well as entities that have directors in common with the Bank are also considered to be related parties. Related party transactions were carried out at normal market prices prevailing on the date on which they were made. It is not permissible under Chilean law for loans to be made to directors.

In the following table, trading and manufacturing companies are defined as operating companies, and companies whose purpose it is to hold shares in other companies are defined as investment companies.

The following table sets forth outstanding loans granted to related parties as at 30 September 2002:

	Outstanding loans to related parties As at 30 September 2002

	Loans		Past Due Loans	Total		Collateral(1)
	(in millions of Ch$)
Productive companies	Ch$	105,610		Ch$	105,610	Ch$	26,538
Investment companies		7,221	—		7,211		2,221
Personal loans (2)		1,632	—		1,632		1,012
Total	Ch$	114,453	—	Ch$	114,453	Ch$	29,771

(1)
Includes only those guarantees computable towards individual credit limits as established in Article No. 84 of Chile’s General Banking Law, valued in accordance with instructions of the Chilean Superintendency of Banks

(2)	Includes only those obligations of individuals whose debts are equal to or greater than UF 3,000 (Ch$ 49 million).

The following table sets forth the income and expenses incurred by the Bank as a result of transactions with related parties for the nine month period ended 30 September 2002:

	Expenses	Income
	(in millions of Ch$)
Transbank S.A.:
Service expenses	2,184	—
Redbanc S.A.:		—
Expenses for the electronic funds transfers of the automated teller machine	1,498	—
Empresa Nacional de Telecomunicaciones S.A.:		—
Telephone expenses	2,138	—
Operadora de Tarjetas de Credito Nexus S.A.:		—
Service expenses	1,021	—
Entel PCS Telecomunicaciones S.A.:		—
Telephone expenses	258	—
Hoteles Carrera Service expenses	92	—
Soc. Promocionales y Eventos Mundo Edwards S.A.		—
Service and events expenses	403	—
Empresa de Servicios Especializados S.A.		—
Service expenses	155	—
Banchile Seguros de Vida S.A.		—
Insurance expenses	93	—
Empresa de Tarjetas Inteligentes S.A.		—
Service expenses	91	—
Informatica Andinasoft Ltda.		—
Service expenses	83	—
Subtotal	8,016	—
Transactions lower than UF 5,000 (MCh$ 82):		—
Service expenses	194	—
Telephone expenses	255	—
Rental income	—	93
Total	8,465	93

THE COMMON STOCK

As at 17 December 2002, the total authorised and total issued capital of the Bank was Ch$449,908,807,921 divided into 68,079,783,605 shares of common stock, fully subscribed and paid up. There are no F shares in issue (as described in Annex B). The shares are in registered form without par or nominal value and have full voting rights. The shares are capable of being held in uncertificated form.

The following alterations to Edwards’ issued share capital have taken place during the last three years:

(a)	on 2 November 1999, 1,591,836,735 shares of common stock of Edwards were issued, which were fully paid, for CH$45 per share, during the months of November and December 1999;

(b)	on 14 September 2000, Edwards issued 150,626 shares of common stock, which were fully paid, to the shareholders of Banedwards Sogeleasing S.A., an affiliate which merged with Edwards.

The following alterations to the Bank’s issued share capital have taken place during the last three years:

(a)
on 7 January 2002 the Bank issued 23,147,126,425 F shares of common stock, which were fully paid, to the shareholders of Edwards (the shareholders in Edwards receiving 3.135826295 F shares in the Bank for every share in Edwards);

(b)	on 22 March 2002 the F shares referred to in (a) above were automatically converted into fully paid ordinary shares of common stock in the Bank.

None of the Directors or members of the Bank’s senior management owns 1% or more of its outstanding common stock. The Directors and senior managers of the Bank do not have different or preferential voting rights with respect to the shares they own.

The following table sets forth the names of persons, so far as they are known to the Bank, who, directly or indirectly, jointly or severally, exercise or could exercise control over the Bank, and particulars of the proportion of the voting capital held by such persons. It outlines as at 17 December 2002:

•	the name of any person who, directly or indirectly, is interested in more than 5% of the Bank’s outstanding share capital or voting power together with the amount of each such person’s interest; and

•	the interests of the Directors and members of the Bank’s executive management group, as a group.

The calculation of percentages in the “Percentage of Outstanding Shares” column in the table below is based upon the number of the Bank’s ordinary shares issued and outstanding as at 17 December 2002:

Name	Shares Beneficially Owned	Shares (%)	Shares Owned of Record	Outstanding Shares (%)	Number of Votes	Votes (%)
L.Q. Inversiones Financieras S.A. (1)	—	—	13,762,345,978	20.22%	34,228,775,667	50.28%
Inversiones LQ-SM S.A.	—	—	—	—	1,277,323,323	1.88%
Ever 1 Bae S.A. (3)	—	—	3,628,824,653	5.33%	3,628,824,653	5.33%
Inversiones Aspen Ltda (3)	—	—	1,093,065,478	1.60%	1,093,065,478	1.60%
Inversiones Interover S.A. (3)	—	—	24,770,287	0.04%	24,770,287	0.04%
SM-Chile S.A.(2)	41,175,754,216	60.48%	12,582,052,427	18.48%	—	—
Sociedad Administradora de la Obligacion Subordinada SAOS S.A.(2)	—	—	28,593,701,789	42.00%	—	—
Directors and executive officers as a group (26 persons)	—	—	19,584,237	0.03%	91,986,304	0.14%
Other shareholders	26,904,029,389	39.52%	8,375,438,756	12.30%	27,735,037,893	40.73%
Total	68,079,783,605	100.00%	68,079,783,605	100.00%	68,079,783,605	100.00%

(1)	Inversiones LQ-SM S.A. is a wholly owned subsidiary of LQ Inversiones Financieras S.A.
(2)	The sum of the shares directly held by SAOS and SM-Chile S.A. equals the amount of shares beneficially owned by SM-Chile S.A. because SM-Chile S.A. is the parent company of SAOS
(3)	Ever 1 Bae S.A., Inversiones Aspen Ltda. and Inversiones Interover S.A. are holding companies under the control of Mr. Jacob Ergas.

Quiñenco S.A. began acquiring the Bank’s shares in 1999 and as at 31 December 1999 it had a 3.8% interest through shares it held directly and through SM-Chile S.A. Quiñenco S.A. continued to acquire shares during 2000, and as at 31 December, 2000, L.Q. Inversiones Financieras S.A., its wholly-owned subsidiary, had a 12.3% interest.

Quiñenco S.A. is a holding company controlled by the Luksic group, which is comprised of companies controlled by or associated with the Chilean Luksic family. The Luksic group is engaged in a wide range of business activites in Chile.

On 6 February 2001, Quiñenco S.A. launched a tender offer on the Chilean Stock Exchange to acquire 5% of the outstanding shares of SM-Chile S.A The tender offer was successfully concluded on 28 February 2001. The shares purchased included 28.4 million of SM-Chile S.A.’s Series A shares, 550 million of SM-Chile S.A.’s Series B shares, 21.5 million of SM-Chile S.A.’s Series D shares and 29.3 million of SM-Chile S.A.’s Series E shares. The shares acquired during the tender offer represented 5% of the outstanding shares of each series of SM-Chile S.A. The total purchase price for all of the above transactions was Ch$36,212 million.

On 27 March 2001, Quiñenco S.A., through its wholly-owned subsidiary L.Q. Inversiones Financieras S.A., acquired an additional 35.8% interest in the Bank, pursuant to a purchase agreement between Quiñenco S.A. and the Bank’s former controlling shareholder group dated 2 February 2001. Quiñenco S.A.’s interest was acquired through the purchase of the Bank’s shares and those of SM-Chile S.A. The shares purchased included:

•	1,466.8 million of the Bank’s ordinary shares, which represented 3.3% of its outstanding shares;

•	79.5 million shares of SM-Chile S.A.’s Series A shares, which represent 14.0% of the outstanding shares of SM-Chile S.A.;

•	4,144.1 million shares of SM-Chile S.A.’s Series B shares, which represent 37.7% of the outstanding shares of SM-Chile S.A.;

•	90.7 million shares of SM-Chile S.A.’s Series D shares, which represent 21.1% of the outstanding shares of SM-Chile S.A.;

•	18.6 million shares of the Bank’s Series E shares, which represent 3.2% of the outstanding shares of SM-Chile S.A

The total purchase price for the above transactions was Ch$304,128 million.

Combined with the prior share purchases carried out in 1999 and 2000, Quiñenco S.A.’s voting interest in the Bank as at 27 March 2001 reached 52.7%. As a result L.Q. Inversiones Financieras S.A. became the Bank’s largest shareholder and is represented by five of its directors. Following the merger with Edwards, L.Q. Inversiones Financieras S.A. holds a 52.15% voting interest.

At an extraordinary shareholders meeting held on 6 December 2001, the Bank’s shareholders approved the merger with Edwards. Edwards merged into the Bank and the Bank acquired all the assets and assumed all the liabilities of Edwards, and incorporated all of the equity and shareholders of that bank. As part of the merger, the Bank issued 23,147,126,425 shares, without par value, to Edwards’ shareholders at a rate of 3.135826295 Bank shares for each Edwards share.

On 26 August 2002, LQ Inversiones Financieras S.A. transferred to its wholly-owned subsidiary, Inversiones LQ-SM S.A., 377,528,973 shares of SM-Chile S.A.’s Series A shares, which represent 3.0% of the outstanding shares of SM-Chile S.A., at the price of Ch$20.451 per share. The acquisition cost associated with the share transfer amounted to Ch$7,720 million.

AMERICAN DEPOSITARY RECEIPTS

The Depositary

JP Morgan Chase Bank is the Depositary of the ADRs (the “Depositary”). The Depositary is a New York corporation, subject to regulation and supervision principally by the New York State Department of Banking. The Depositary is a successor to banking corporations first constituted in 1799 in the State of New York, United States of America. The principal office of the Depositary is located at 270 Park Avenue, New York, New York 10017. Its principal offices for the administration of its American Depositary Receipt business are located at 1 Chase Manhattan Plaza, 40th Floor, New York, New York 10081.

A copy of the Depositary’s Articles of Association, as amended, together with a copy of the latest report of condition of the Depositary published pursuant to law or the requirements of its supervising or examining authority are available for inspection at the Depositary’s principal offices for administration of the ADRs. The Depositary acts as the Bank’s paying agent in respect of the ADRs. The Bank acts as its own registrar and paying agent in respect of the underlying shares.

General

The ADSs conform with all applicable laws, are duly authorised according to the requirements of the Bank’s by-laws and articles of incorporation and require no further statutory or other consents.

The ADSs are freely transferable, free from all liens and from any restriction on the right of transfer. They do not impose obligations on the Bank other than to the extent necessary for the protection of the holders of ADRs’ rights to and the transmission of entitlements of the Bank’s shares of common stock.

Each ADS represents an ownership interest in 600 of the Bank’s shares of common stock which the Bank deposits with the custodian, as agent of the Depositary, under the Deposit Agreement between the Bank, the Depository and the ADR holder dated 27 November 2001 (the “Deposit Agreement”). The ADSs are evidenced by American depository receipts, or ADRs.

ADR holders may hold ADSs either directly or indirectly through a broker or other financial institution. If ADSs are held directly, and such holder’s name is registered on the books of the Depository, that person is an ADR holder. This description assumes that ADSs are held directly. If they are held through a broker or financial institution nominee, the holder must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section.

Because the Depositary’s nominee will actually be the registered owner of the shares, the holder must rely on the nominee to exercise the rights of a shareholder on its behalf. The obligations of the Depositary and its agents are set out in the Deposit Agreement. The Deposit Agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the Deposit Agreement.

•	Share Dividends and Other Distributions

The Depositary has agreed to pay to the ADS holder the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its expenses. The holder will receive these distributions in proportion to the number of underlying shares that their ADSs represent.

Except as stated below, to the extent the Depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•    Cash.  The Depositary distributes any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (1) appropriate adjustments for taxes withheld, (2) such distribution being impermissible or impracticable with respect to certain registered holders, and (3) deduction of the Depository’s expenses for (a) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (b) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (c) obtaining any approval or licence of any governmental authority required for such conversion or transfer, that is obtainable at a reasonable cost and within a reasonable time and (d) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the Depositary cannot convert a foreign currency, some or all of the value of the distribution may be lost.

•  Shares. In the case of a distribution in shares, the Depositary may issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs are issued. Any shares which would result in fractional ADSs are sold and the net proceeds are distributed to the ADR holders entitled thereto.

•  Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if the Bank provides satisfactory evidence that the Depository may lawfully distribute such rights, the Depositary may arrange for ADR holders to instruct the Depositary as to the exercise of such rights. However, if the Bank does not furnish such evidence or if the Depositary determines it is not practical to distribute such rights, the Depositary may:

•  sell such rights if practicable and distribute the net proceeds as cash, or

•  allow such rights to lapse, in which case ADR holders will receive nothing.

•  Other distributions. In the case of a distribution of securities or property other than those described above, the Depositary may either (1) distribute such securities or property in any manner it considers legal, (2) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash, or (3) hold the distributed property, in which case the ADSs will also represent the distributed property.

Any U.S. dollars will be distributed by cheques drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

The Depository is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

The Bank cannot guarantee that the Depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

•	Deposit, Withdrawal and Cancellation

The Depositary will issue ADSs if the ADR holder or his broker deposit shares or evidence of rights to receive shares with the custodian.

Shares deposited in the future with the custodian must be accompanied by certain documents, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian holds all deposited shares (including those being deposited by or on behalf of the Bank in connection with the merger) for the account of the Depository. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the Deposit Agreement. The custodian also holds any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the Deposit Agreement, including the payment of the fees and charges of the Depositary and any taxes or other fees or charges owing, the Depositary issues an ADR or ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. Certificated ADRs are delivered at the Depositary’s principal New York office or any other location that it may designate as its transfer office.

When ADS holders submit their ADRs at the Depositary’s office, the Depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying shares at the custodian’s office. At the holder’s risk, expense and request, the Depositary may deliver deposited securities at such other place as the holder may request.

Simultaneously with the delivery of the shares, the holder will receive a certificate which states that the shares have been transferred to such person or persons by the Depositary and that the Depositary waives in favour of such person or persons the right of access to the formal exchange market relating to such withdrawn shares (see “Exchange Controls” on pages 110-112 of Annex B for further information on the formal exchange market). Should the holder sell such shares through a stock exchange in Chile, either on the date the share transfer is recorded in the Bank’s stock ledger or within the two business days prior to such date, the purchase price of the shares will be the price recorded in the invoice issued by the broker that participated in the sale transaction.

The Depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing the Bank’s transfer books or those of the Depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the Deposit Agreement.

•	Voting Rights

If the Depositary asks the ADR holder to provide it with voting instructions, the holder may instruct the Depositary how to exercise the voting rights attached to the deposited shares. After receiving voting materials from the Bank, the Depositary will notify the ADR holders of any shareholder meeting or solicitation of consents or proxies. This notice will describe how the holder may instruct the Depositary to exercise the voting rights attached to the deposited shares. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, so far as is practical, and subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as the holder instructs. The Depositary will only vote or attempt to vote as the holder instructs. The Depositary will not exercise any voting discretion. Furthermore, neither the Depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

If any requirement of Chilean law, of the Bank’s Estatutos or of any securities exchange on which the shares are listed does not permit the Depositary to vote (or to vote on any particular matter) in accordance with instructions received from the holder, the Depositary shall vote the shares as required by such law, the Estatutos or securities exchange, or, if no manner of voting is so required, in a manner permitted thereby that the Depositary determines in its sole discretion (following consultation with the Bank) to give effect to the instructions received with respect to such vote.

There is no guarantee that the holder will receive voting materials in time to instruct the Depositary to vote and it is possible that the holders, including those who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to vote.

•	Record Dates

The Depositary may fix record dates for the determination of the ADR holders who will be entitled:

•	to receive a dividend, distribution or rights; or

•	to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities;

all subject to the provisions of the Deposit Agreement.

•	Reports and Other Communications

The Depositary will make available for inspection by ADR holders any written communications from the Bank that are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if the Bank makes any written communications generally available to holders of the shares, including the Depositary or the custodian, and the Depositary or the custodian actually receive those written communications, the Depositary will mail copies of them, or, at its option, summaries of them, to ADR holders.

•	Fees and Expenses

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Bank or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•
to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of U.S.$0.02 or less per ADS (or a portion thereof) for any cash distribution made pursuant to the Deposit Agreement;

•
to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of U.S.$1.50 per ADR or ADRs for each transfer of certificated ADRs made or for issuance of additional certificates;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at the holder’s request;

•	registration or transfer fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities,

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars; and

•
such fees and expenses as are incurred by the Depositary in the delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rules or regulations.

The Bank will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the custodian) pursuant to agreements from time to time between the Bank and the Depositary. The fees described above may be amended from time to time.

•	Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the Depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the Depositary may (1) deduct the amount thereof from any cash distributions, or (2) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the Depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the Depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

•	Reclassifications, Recapitalisations and Mergers

If the Bank takes certain actions that affect the deposited securities, including (1) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (2) any recapitalisation, reorganisation, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of its assets, then the Depositary may choose to:

•	amend the form of the ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the Depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

•	Amendment and Termination

The Bank may agree with the Depositary to amend the Deposit Agreement and the ADSs without the holder’s consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses) or affects any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder will be deemed to agree to such amendment. Notwithstanding these terms, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

No amendment will impair the holder’s right to surrender their ADSs and receive the underlying securities. If a governmental body adopts new laws or rules which require the Deposit Agreement or the ADSs to be amended, the Bank and the Depositary may make the necessary amendments, which could take effect before the holder receives notice thereof.

If the Depositary resigns or is removed pursuant to the Deposit Agreement, the Depositary may, and must do so if the Bank directs it to, terminate the Deposit Agreement and the ADRs by giving the ADR holders at least 30 days notice of termination. After termination, the Depositary’s only responsibility will be (1) to deliver deposited securities to ADR holders who surrender their ADRs, and (2) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the Depositary will sell the deposited securities which remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the Depositary shall have no obligations except to account for such proceeds and other cash. The Depositary will not be required to invest such proceeds or pay interest on them.

•	Limits on the Obligations of the Depositary and the Bank

The Deposit Agreement expressly limits the obligations and liability of the Depositary, the Bank and their respective agents. Neither the Bank nor the Depositary nor any such agent will be liable if:

•
any present or future law, regulation, decree, order or other action of the United States, Chile or any other country, or of any other governmental authority (including any action that may constitute a breach by the Chilean Central Bank of its obligations under the foreign investment contract – see “Exchange Controls” on pages 110- 112 of Annex B), or by reason of any provision, present or future, of the foreign investment contract or, in the case of the Depositary or its agents, the Bank’s Estatutos or of the shares, act of God, war or other circumstance beyond its control prevents, delays or subjects to any civil or criminal penalty any act which the Deposit Agreement, the ADRs, the foreign investment contract, the Bank’s Estatutos or the shares provides must be done or performed by it;

•	it exercises or fails to exercise discretion under the Deposit Agreement or the ADR;

•	it performs its obligations without gross negligence or bad faith;

•
it takes or does not take any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the Depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. The Bank and its agents shall only be obliged to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in the Bank’s opinion may involve the Bank in expense or liability, if indemnity satisfactory to the Bank against all expense (including fees and disbursements of counsel) and liability is furnished as often as the Bank requires.

The Depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The Depositary may own and deal in deposited securities and in ADSs.

•	Disclosure of Interest in ADSs

From time to time the Bank may request the holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which the holders and beneficial owners own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

The holders of ADRs agree to provide any information requested by the Bank or the Depositary pursuant to the Deposit Agreement. The Depositary has agreed to use reasonable best efforts to comply with written instructions received from the Bank requesting that it forward any such requests to the holders and beneficial owners of ADSs and to forward to the Bank any responses to such requests to the extent permitted by applicable law.

Pursuant to Circular Letter Number 1,375 of the SVS dated 12 February 1998, registered holders of ADRs are, as a matter of Chilean law, obliged to comply with the requirements of Article 12 of the Securities Market Law, which requires that, among other things, such holders report to the SVS and the stock exchanges in Chile on which the shares are listed:

•
any direct or indirect acquisition or sale of ADRs that results in the holder acquiring or disposing of, directly or indirectly, ownership of or the right to own 10% or more of the Bank’s total share capital; and

•
any direct or indirect acquisition or sale of ADRs or options to buy or sell ADRs, in any amount, made by (1) a holder that owns, directly or indirectly, ADRs representing 10% or more of the shares or (2) a Director, general manager or manager of the Bank.

In addition, beneficial owners of ADSs must include in their report whether their purpose is to acquire control of the Bank or whether they are making a financial investment.

Article 54 of the Securities Market Law requires that, among other things, any holder intending to acquire control, directly or indirectly (as defined in Title XV of Law 18,045), of a company is required to inform the public of such acquisition at least 10 business days in advance of acquiring control but in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquirer) through a filing with the SVS, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations. Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the SVS, and to the Chilean stock exchanges. Title XV of the Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party.

Articles 101 and 102 of the Securities Market Law empower the SVS to request information in order to determine whether a beneficial owner of ADSs is part of any entrepreneurial group and the holders of the ADSs must deliver such information.

Article 36 of the General Banking Law states that as a matter of public policy, no person or company may acquire, directly or indirectly, more than 10% of the shares of a bank without the prior authorisation of the Chilean Superintendency of Banks, which may not be unreasonably withheld. The prohibition would also apply to beneficial owners of ADSs. In the absence of such authorisation, any person or group of persons acting in concert who in aggregate have acquired, directly or indirectly, more than 10% of the shares (or the rights to over 10% of the shares) of a bank would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorisation, the Chilean Superintendency of Banks considers a number of factors enumerated in the General Banking Law, including the financial stability of the purchasing party.

Article 35 of the General Banking Law requires the prior authorisation of the Chilean Superintendency of Banks for a substantial increase in share ownership by a controlling shareholder of a bank, including beneficial owners of ADSs. The authorisation, which is required solely when the beneficial owner of ADSs would own (or have rights to) more than 15% of the outstanding shares after the intended purchase, may be denied or may be conditional on one or more of the following:

•	that the bank or banks maintain a total capital of not less than 14% of their risk-adjusted assets;

•	that the technical reserve established in article 65 of the General Banking Law be applicable when deposits exceed one and a half times the bank’s resulting paid-up capital and reserves; or

•	that interbank loans be reduced to 20% of the bank’s resulting total capital.

•	Requirements for Depositary Actions

The Bank, the Depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, fees and expenses as required in the Deposit Agreement;

•	the holder has provided the Depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the Depositary may establish under the Deposit Agreement.

The Depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs or the withdrawal of deposited securities (unless the Deposit Agreement provides otherwise), if the register for ADRs or any deposited securities is closed or if the Bank or the Depositary decide it is advisable to do so.

•	Books of the Depositary

The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. The holder may inspect such records at the Depositary’s principal offices during regular business hours, but solely for the purpose of communicating with other holders concerning business matters relating to the Deposit Agreement.

The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

•	Pre-release of ADSs

The Depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares). This is called a pre-release of the ADS. A pre-release is closed out as soon as the underlying shares (or other ADSs) are delivered to the Depositary. The Depositary may pre-release ADSs only if:

•	the Depositary has received collateral for the full market value of the pre-released ADSs; and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares;

•	assigns all rights in such shares to the Depositary;

•	holds such shares for the account of the Depositary; and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the Depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the Depositary may change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

•	Settlement and Clearance of ADRs

The ADRs will be traded through the International Bulletin Board and settled through the Depositary Trust Company (DTC), an SEC-registered clearing agency incorporated under New York law.

MATERIAL CONTRACTS

The only contracts (not being contracts in the ordinary course of business) which have been entered into by the Bank in the two years immediately preceding the date of this document which directly concern the ADRs and which are, or may be, material to the Bank or which contain any provision under which any member of the Bank’s group has any obligation or entitlement which is or may be material to the Bank’s group are as follows:

(a)
agreement between the Bank and NM Rothschild & Sons Limited dated 17 December 2002 pursuant to which the Bank appointed NM Rothschild & Sons Limited as its Authorised Adviser for the admission of the ADRs to the Official List and to trading on the London Stock Exchange and the Bank, inter alia, agreed to provide NM Rothschild & Sons Limited with an indemnity and reimbursement of its costs; and

(b)
the Deposit Agreement pursuant to which JP Morgan Chase Bank may issue ADRs evidencing ADSs representing the shares of common stock of the Bank. The Deposit Agreement includes provisions relating to the appointment of a custodian, the payment of share dividends and other distributions on the shares underlying the ADSs, the deposit, withdrawal and cancellation of the ADSs and voting rights. See “American Depositary Receipts” in this document.

UNITED KINGDOM TAXATION

The comments below are of a general nature and are based on current United Kingdom (“UK”) law and published Inland Revenue practice as at the date of this document. This summary only covers the principal UK tax consequences for the absolute beneficial owners of shares and ADRs (a) who are resident or ordinarily resident in the UK for tax purposes or who are carrying on a trade or business in the UK through a branch or agency to which the holding of the shares or ADRs (as the case may be) are attributable, (b) who are not resident in Chile and (c) who do not have a permanent establishment or fixed base in Chile with which the holding of the shares or ADRs is connected (“UK Holders”). In addition, this summary (1) only addresses the tax consequences for UK Holders who hold the shares or ADRs as capital assets, and does not address the tax consequences which may be relevant to certain other categories of UK Holders, for example, dealers and (2) except where otherwise expressly stated, assumes that the UK Holder is not a company which either directly or indirectly controls 10% or more of the voting power of the Bank and (3) assumes that there will be no register in the UK in respect of the shares or ADRs and neither the shares nor ADRs will be held by a Depositary in the UK and (4) assumes that neither the shares nor ADRs will be paired with shares issued by a company incorporated in the UK.

The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular UK Holder. Potential investors should satisfy themselves as to the overall tax consequences, including, specifically, the consequences under UK law and Inland Revenue practice, of acquisition, ownership and disposition of the shares or ADRs in their own particular circumstances, by consulting their own tax advisers.

Taxation of Dividends

A UK Holder, who is an individual, will generally be subject to UK income tax on the dividends paid by the Bank. A UK Holder will be treated as having paid income tax at a rate of 10% of the aggregate of the net cash dividend received and the amount corresponding to the 10% income tax liability (the “gross dividend”), with the effect that UK Holders who are liable to income tax at the starting rate or basic rate will not be required to pay any additional amount in respect of income tax on the net cash dividend received and UK Holders who are liable to income tax at the higher rate will be required to pay additional income tax at the rate of 22.5% of the gross dividend (which is equal to 25% of the net cash dividend received). If any Chilean withholding tax is withheld from the payment of a dividend (and not recoverable from the Chilean authorities) it will generally be available as a credit against the income tax payable by the UK Holder in respect of the dividend. However, credit will only be given for Chilean withholding tax to the extent that it does not exceed the amount of UK income tax that would have been payable on the dividends absent any Chilean withholding tax.

A UK Holder, which is a UK resident company, will generally be subject to UK corporation tax at 30% on the gross amount of any dividends paid by the Bank. If any Chilean withholding tax is withheld from the payment of a dividend (and not recoverable from the Chilean authorities) it will generally be available as a credit against the corporation tax payable by the UK Holder in respect of the dividend. A credit for Chilean withholding tax will generally be limited to the amount of UK corporation tax payable by a UK Holder in respect of the dividends.

The UK Inland Revenue determines whether or not a tax imposed by the Chilean authorities is a “withholding tax” for the purposes of receiving a credit against the income tax payable by the UK Holder in respect of the dividend. Currently, the Inland Revenue do not consider that the Chilean “Additional Tax” (impuesto adicional/tasa adicional) is a withholding tax. Generally speaking, the Additional Tax is charged at a rate of 35 per cent. on a distribution of profits to a shareholder who is not resident in Chile. Due to the fact that the Additional Tax is not a withholding tax for UK taxation purposes, credit will only be given in respect of it if the UK Holder that receives a dividend from the Bank is a company that directly or indirectly controls, or is a subsidiary of a company that directly or indirectly controls, 10% or more of the voting power in the Bank. However, it is our understanding that, in respect of a UK Holder who is not eligible to receive a credit in relation to the Additional Tax, but suffers no other withholding tax, the UK Inland Revenue will calculate the UK Holder’s income for the purpose of UK taxation only by reference to the dividend received. Therefore, such a UK Holder should only be subject to UK tax on the net cash dividend received.

Holders of the shares or ADRs who are individuals may wish to note that the Inland Revenue will have the power to obtain information (including the name and address of the beneficial owner of the dividend) from any person in the UK who either pays a dividend to or receives a dividend for the benefit of an individual. However, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain such information in relation to dividends paid or received on or before 5 April 2003. Such information may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Taxation of Capital Gains

The disposal or deemed disposal of the shares or ADRs by a UK Holder who is resident or ordinarily resident in the UK may give rise to a chargeable gain or an allowable loss for the purposes of UK taxation of capital gains.

As regards a UK Holder who is an individual, the principal factors that will determine the extent to which such gain will be subject to capital gains tax (“CGT”) are the extent to which the UK Holder realises any other capital gains in that year, the extent to which the UK Holder has incurred capital losses in that or any earlier year, the level of the annual allowance of tax-free gains in the tax year in which the disposal takes place (the “annual exemption”) and the level of available taper relief.

Taper relief will reduce the proportion of any gain realised on the disposal of the shares or ADRs that is brought into the charge to CGT if (in the case of non-business assets) the shares or ADRs are held by the UK Holders for at least three years. A reduction of 5% of the gain is made for each whole year for which the shares or ADRs have been held in excess of two years. In the case of non-business assets, the maximum reduction available is 40% after ten complete years of holding.

The annual exemption for individuals is to be £7,700 for the 2002/2003 tax year and, under current legislation, this exemption is, unless the UK Parliament decides otherwise, increased annually in line with the rate of increase in the retail price index. UK Holders should be aware that the UK Parliament is entitled to withdraw this link between the level of the annual exemption and the retail price index or even to reduce the level of the annual exemption for future tax years below its current level.

A UK Holder which is a UK resident company, is entitled to an indexation allowance which applies to reduce capital gains to the extent that they arise due to inflation. Indexation allowance may reduce a chargeable gain but not create any allowable loss.

Stamp Duty and Stamp Duty Reserve Tax

No UK stamp duty will be payable on a transfer of the shares or ADRs provided that any instrument of transfer is not executed in the UK and does not relate to any property situated or to any matter or thing done or to be done in the UK.

No UK stamp duty reserve tax will be payable on an agreement to transfer shares or ADRs.

GENERAL INFORMATION

(a)
Save as disclosed under “Current trading and prospects” in this document, there has been no significant change in the financial or trading position of the Bank’s group which has occurred since 30 September 2002.

(b)
Save as disclosed in Annex A, “Merger costs” and “Current trading and prospects” in this document, there has been no material adverse change in the financial position or prospects of the Bank’s group since 31 December 2001.

(c)	Ernst & Young Limitada (formerly Langton Clarke) of Huerfanos 770, Piso 5 Santiago, Chile have provided an unqualified audit report on the following accounts:

(i)
the Bank’s consolidated balance sheets as at 31 December 1999, 2000 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders equity for each of the years ended 31 December 1999, 2000 and 2001; and

(ii)	Edwards’ consolidated balance sheet as at 31 December 2001 and the related consolidated statement of income, cash flows and changes in shareholders equity for the year ended 31 December 2001.

(c)
Ernst & Young Limitada has given and has not withdrawn its written consent to the inclusion of its report in Annexes B, D and E, in the form and context in which it is included, and has authorised the contents of such parts of this document as are required for the purposes of Regulation 6(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001. Ernst & Young Limitada is a firm of registered auditors, registered with the Chilean Superintendency of Banks and the Chilean Superintendency of Securities and Insurance.

(d)
PricewaterhouseCoopers, of Av Andres Bello 2711 Torre Costanera, Chile, has provided a unqualified audit reports on Edwards’ consolidated balance sheets as at 31 December 1999 and 2000 and the related consolidated statements of income, cash flows and changes in shareholders equity for each of the years ended 31 December 1998, 31 December 1999 and 31 December 2000. The financial statements to which these audit reports relate are contained in Annexes E and G.

(e)	PricewaterhouseCoopers is a firm of independent accountants and registered auditors in Chile.

(f)
The registration of the Bank’s program of ADSs with the United States Securities and Exchange Commission and with the New York Stock Exchange was authorised and approved in a shareholders meeting of the Bank on 6 December 2001. The Bank’s ADR programme was then launched on the New York Stock Exchange on 14 January 2002.

(g)
The Board of Directors of the Bank, at a meeting held on 14 November 2002, approved the admission to the Official List and to trading on the London Stock Exchange of the ADRs and the submission of this document. All consents, approvals, authorisations or other orders required under the laws of the Republic of Chile have been given or obtained for the admission to the Official List and to trading on the London Stock Exchange of the ADRs.

(h)
No member of the Bank’s group is or has been engaged in, nor (so far as the Bank is aware) has pending or threatened, any legal or arbitration proceedings which may have or have had in the recent past (including at least the 12 months preceding the date of this document) a significant effect on the financial position of the Bank’s group.

(i)	In 1999, Edwards had 2,626 employees.

(j)
For a period of 14 days from the date of these listing particulars, copies of the following documents (together with English translations where appropriate) will be available for inspection during normal business hours at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS:

(i)	the Estatutos of Banco de Chile, which serves as the Bank’s articles of incorporation and bylaws;

(ii)	the Deposit Agreement;

(iii)	the Authorised Adviser Agreement between the Bank and NM Rothschild & Sons Limited dated 17 December 2002;

(iv)
audit reports of Ernst & Young Limitada, accountants, on the Bank’s consolidated balance sheets as at 31 December 1999, 2000 and 2001 and the related consolidated statements of income, cash flows and changes in shareholders equity for each of the years ended 31 December 1999, 2000 and 2001;

(v)
audit report of Ernst & Young Limitada, accountants on Edwards consolidated balance sheet as at 31 December 2001 and the related statement of income, cash flows and changes in shareholders equity for the year ended 31 December 2001; and

(vi)	Edwards’ audited financial statements as at and for each of the years ended 31 December 1999 and 31 December 2000.

ANNEX C

BANCO DE CHILE’S CONSOLIDATED BALANCE SHEET AND
INCOME STATEMENT AS AT AND FOR THE 9 MONTHS ENDED
30 SEPTEMBER 2001

BANCO DE CHILE

As at 30 September 2001
(in constant MCh$ as at 30 September 2001)

ASSETS

CASH AND DUE FROM BANKS
Non interest bearing	468,335
Deposits - interest bearing	52,566

Total cash and due from banks	520,901

FINANCIAL INVESTMENTS
Government securities	855,012
Investments purchased under agreements to resell	20,930
Investment collateral under agreements to repurchase	163,022
Other investments	544,958

Total financial investments	1,583,922

LOANS, NET
Commercial loans	1,670,388
Consumer loans	203,570
Mortgage loans	791,148
Foreign trade loans	450,830
Interbank loans	45,604
Lease contracts	175,127
Other outstanding loans	347,560
Past due loans	53,417
Contingent loans	272,718

Total loans	4,010,362
Allowances	(129,771)

Total loans, net	3,880,591

OTHER ASSETS
Assets received in lieu of payment	6,826
Bank premises and equipment	82,853
Investments in other companies	3,473
Other	91,717

Total other assets	184,869

TOTAL ASSETS	6,170,283

LIABILITIES & SHAREHOLDERS’ EQUITY

DEPOSITS
Current accounts	622,319
Bankers’ drafts and other deposits	413,829
Savings accounts and time deposits	2,774,290

Total deposits	3,810,438

BORROWINGS
Total Central Bank borrowings	2,700
Securities sold under agreements to repurchase	164,706
Mortgage finance bonds	844,094
Subordinated bonds	135,084
Other bonds	0
Borrowings from domestic financial institutions	44,403
Foreign borrowings	318,241
Other obligations	47,896

Total borrowings	1,557,124

OTHER LIABILITIES
Contingent liabilities	272,385
Other	152,070

Total other liabilities	424,455

Minority interest in consolidated subsidiaries	3

SHAREHOLDERS’ EQUITY
Capital and reserves	307,027
Net income for the year	71,236

Total shareholders’ equity	378,263

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,170,283

For the nine months ended 30 September 2001
(in constant MCh$ as at 30 September 2001)
STATEMENTS OF INCOME

INTEREST REVENUE AND EXPENSE
Interest revenue	400,543
Interest expense	(225,312)

Net interest revenue	175,231

FEES AND INCOME FROM SERVICES
Income from fees and other services	45,564
Other services expenses	(8,030)

Total fees and income from services, net	37,534

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	7,187
Foreign exchange transactions, net	(16,449)

Total other operating income (loss), net	(9,262)

OPERATING REVENUES	203,503

PROVISIONS FOR LOAN LOSSES	(34,494)

OTHER INCOME AND EXPENSES
Loan loss recoveries	7,149
Non-operating income	5,553
Non-operating expenses	(5,649)
Income attributable to investments in other companies	7
Minority interest	(1)

Total other income and expenses	7,059

OPERATING EXPENSES
Personnel salaries and expenses	(54,451)
Administrative and other expenses	(41,535)
Depreciation and amortization	(5,909)

Total operating expenses	(101,895)

LOSS FROM PRICE-LEVEL RESTATEMENT	(4,141)

INCOME BEFORE INCOME TAXES	70,032

INCOME TAXES	1,204

NET INCOME	71,236

ANNEX F

BANCO DE A. EDWARDS CONSOLIDATED BALANCE SHEET AND
INCOME STATEMENT AS AT AND FOR THE 9 MONTHS ENDED 30
SEPTEMBER 2001

BANCO DE A. EDWARDS	As at 30 September 2001
(in constant MCh$ as at 30 September 2001)

ASSETS

CASH AND DUE FROM BANKS
Non interest bearing	232,861
Deposits – interest bearing	98,342

Total cash and due from banks	331,203

FINANCIAL INVESTMENTS
Government securities	113,031
Investments purchased under agreements to resell	15,809
Investment collateral under agreements to repurchase	151,722
Other investments	101,814

Total financial investments	382,376

LOANS, NET
Commercial loans	1,194,435
Consumer loans	173,614
Mortgage loans	445,407
Foreign trade loans	203,801
Interbank loans	2,010
Lease contracts	79,924
Other outstanding loans	108,237
Past due loans	72,608
Contingent loans	100,676

Total loans	2,380,712
Allowances	(88,988)

Total loans, net	2,291,724

OTHER ASSETS
Assets received in lieu of payment	23,392
Bank premises and equipment	60,472
Investments in other companies	1,692
Other	75,850

Total other assets	161,406

TOTAL ASSETS	3,166,709

LIABILITIES & SHAREHOLDERS’ EQUITY

DEPOSITS
Current accounts	224,635
Bankers’ drafts and other deposits	150,651
Savings accounts and time deposits	1,456,320

Total deposits	1,831,606

BORROWINGS
Total Central Bank borrowings	2,104
Securities sold under agreements to repurchase	155,851
Mortgage finance bonds	483,317
Subordinated bonds	84,748
Other bonds	8,949
Borrowings from domestic financial institutions	62,347
Foreign borrowings	114,882
Other obligations	26,405

Total borrowings	938,603

OTHER LIABILITIES
Contingent liabilities	100,559
Other	54,316

Total other liabilities	154,875

Minority interest in consolidated subsidiaries	0

SHAREHOLDERS’ EQUITY
Capital and reserves	227,288
Net income for the year	14,337

Total shareholders’ equity	241,625

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	3,166,709

For nine months ending 30 September 2001
(in constant MCh$ as at 30 September 2001)
STATEMENTS OF INCOME

INTEREST REVENUE AND EXPENSE
Interest revenue	217,046
Interest expense	(115,044)

Net interest revenue	102,002

FEES AND INCOME FROM SERVICES
Income from fees and other services	22,027
Other services expenses	(3,793)

Total fees and income from services, net	18,234

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	2,641
Foreign exchange transactions, net	(6,320)

Total other operating income (loss), net	(3,679)

OPERATING REVENUES	116,557

PROVISIONS FOR LOAN LOSSES	(34,320)

OTHER INCOME AND EXPENSES
Loan loss recoveries	4,093
Non-operating income	3,817
Non-operating expenses	(2,557)
Income attributable to investments in other companies	(31)
Minority interest	0

Total other income and expenses	5,322

OPERATING EXPENSES
Personnel salaries and expenses	(32,918)
Administrative and other expenses	(28,239)
Depreciation and amortization	(6,898)

Total operating expenses	(68,055)

LOSS FROM PRICE-LEVEL RESTATEMENT	(2,980)

INCOME BEFORE INCOME TAXES	16,524

INCOME TAXES	(2,187)

NET INCOME	14,337

ANNEX H

PROFORMA FINANCIAL INFORMATION

Included within this Annex is the following proforma financial information:

(a)	unaudited proforma consolidated balance sheet for the Bank and Edwards as at 31 December 2000 and 2001;

(b)	unaudited proforma consolidated balance sheet for the Bank and Edwards as at 30 September 2000;

(c)	unaudited proforma consolidated income statement for the Bank and Edwards for the year ended 31 December 2001; and

(d)	unaudited proforma consolidated income statement for the Bank and Edwards for the nine months ended 30 September 2001.

The proforma financial information is included in relation to the merger between the Bank and Edwards, which occurred on 1 January 2002. The proforma financial information is prepared as if the merger had occurred as at 30 September 2000, 31 December 2000 and 31 December 2001 for the purpose of the unaudited proforma consolidated balance sheets and as at 1 January 2001 for the purpose of the unaudited proforma consolidated income statements noted above.

The proforma financial information represents the aggregation of balances for the Bank and Edwards plus an adjustment to uplift balances to take account of inflation for the respective period, pursuant to requirements under Chilean GAAP. The inflation uplift is approximately 1.3% for the period from 31 December 2001 to 30 September 2002, approximately 2.2% for the period from 30 September 2001 to 30 September 2002 and approximately 4.4% for the period from 31 December 2000 to 30 September 2002. The inflation uplift percentages have been derived from the Chilean Consumer Price Index. No other adjustments to the proforma financial information have been made. The proforma financial information is included for illustrative purposes only and, because of its nature, it may not give a true picture of the Bank’s financial position or results.

The unaudited proforma consolidated balance sheet and income statement as at and for the year ended 31 December 2001, have been derived from the Bank’s and Edwards’ respective audited annual consolidated balance sheet and income statements as at and for the year ended 31 December 2001, which has been extracted without adjustment from the annual reports of the Bank (in Annex B) and Edwards (in Annex E) and after making the further adjustment for inflation as set out above.

The unaudited proforma consolidated balance sheets and income statement as at and for the nine months ended 30 September 2001 have been derived from the Bank’s and Edwards’ respective unaudited interim consolidated balance sheets and income statements as at and for the nine months ended 30 September 2001, which has been extracted without adjustment from the interim financials of the Bank (in Annex C) and Edwards (in Annex F) and after making the further adjustment for inflation as set out above.

The unaudited proforma consolidated balance sheet as at 31 December 2000 has been derived from the Bank’s and Edwards’ respective audited annual consolidated balance sheets as at 31 December 2000, which has been extracted without adjustment from the audited consolidated financial statements of the Bank (in Annex D) and Edwards (in Annex G) and after the making the further adjustment for inflation as set up above.

UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET

	As at 31 December 2001
	Actual Banco de Chile	Actual Banco de A. Edwards	Inflation adjustment	Pro forma Banco de Chile
	(in constant MCH$ as of 31 December 2001)	(in constant MCH$ as of 31 December 2001)	(MCH$)	(in constant MCH$ as of 30 September 2002)

ASSETS

CASH AND DUE FROM BANKS
Non interest bearing	497,764	221,211	9,347	728,322
Deposits - interest bearing	30,185	22,709	688	53,582

Total cash and due from banks	527,949	243,920	10,035	781,904

FINANCIAL INVESTMENTS
Government securities	937,528	174,843	14,461	1,126,832
Investments purchased under agreements to resell	29,623	20,341	650	50,614
Investment collateral under agreements to repurchase	140,324	81,248	2,880	224,452
Other investments	542,239	83,965	8,141	634,345

Total financial investments	1,649,714	360,397	26,132	2,036,243

LOANS, NET
Commercial loans	1,618,951	1,091,076	35,230	2,745,257
Consumer loans	208,233	179,292	5,038	392,563
Mortgage loans	807,943	455,986	16,431	1,280,360
Foreign trade loans	377,125	143,408	6,767	527,300
Interbank loans	23,741	5,049	374	29,164
Lease contracts	167,157	80,858	3,224	251,239
Other outstanding loans	320,166	106,379	5,545	432,090
Past due loans	47,511	73,170	1,569	122,250
Contingent loans	287,993	83,290	4,827	376,110

Total loans	3,858,820	2,218,508	79,005	6,156,333
Allowances	(132,372)	(93,596)	(2,938)	(228,906)

Total loans, net	3,726,448	2,124,912	76,067	5,927,427

OTHER ASSETS
Assets received in lieu of payment	8,463	24,392	427	33,282
Bank premises and equipment	85,106	59,431	1,879	146,416
Investments in other companies	3,417	1,789	68	5,274
Other	86,355	81,629	2,183	170,167

Total other assets	183,341	167,241	4,557	355,139

TOTAL ASSETS	6,087,452	2,896,470	116,791	9,100,713

LIABILITIES & SHAREHOLDERS’ EQUITY

DEPOSITS
Current accounts	655,791	255,269	11,844	922,904
Bankers’ drafts and other deposits	406,630	113,841	6,766	527,237
Savings accounts and time deposits	2,643,272	1,343,991	51,834	4,039,097

Total deposits	3,705,693	1,713,101	70,444	5,489,238

OTHER INTEREST-BEARING LIABILITIES
Total Central Bank borrowings	35,123	41,843	1,001	77,967
Securities sold under agreements to repurchase	158,373	89,467	3,222	251,062
Mortgage finance bonds	861,287	494,269	17,622	1,373,178
Subordinated bonds	178,535	85,084	3,427	267,046
Other bonds	0	7,933	103	8,036
Borrowings from domestic financial institutions	24,959	19,952	584	45,495
Foreign borrowings	290,551	35,775	4,242	330,568
Other obligations	45,036	27,244	940	73,220

Total borrowings	1,593,864	801,567	31,141	2,426,572

OTHER LIABILITIES
Contingent liabilities	287,748	83,177	4,822	375,747
Other	101,875	59,254	2,095	163,224
Minority interest in consolidated subsidiaries	3	0	0	3

Total other liabilities	389,626	142,431	6,917	538,974

SHAREHOLDERS’ EQUITY
Capital and reserves	311,301	229,268	7,027	547,596
Net income for the year	86,968	10,103	1,262	98,333

Total shareholders’ equity	398,269	239,371	8,289	645,929

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,087,452	2,896,470	116,791	9,100,713

UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET

	As at 30 September 2001
	Actual Banco de Chile (in constant MCH$ as of 30 September 2001)	Actual Banco de A. Edwards (in constant MCH$ as of 30 September 2001)	Inflation adjustment (MCH$)	Pro forma Banco de Chile (in constant MCH$ as of 30 September 2002)
ASSETS
CASH AND DUE FROM BANKS
Non interest bearing	468,335	232,861	15,426	716,622
Deposits - interest bearing	52,566	98,342	3,320	154,228

Total cash and due from banks	520,901	331,203	18,746	870,850

FINANCIAL INVESTMENTS
Government securities	855,012	113,031	21,297	989,340
Investments purchased under agreements to resell	20,930	15,809	808	37,547
Investment collateral under agreements to repurchase	163,022	151,722	6,924	321,668
Other investments	544,958	101,814	14,229	661,001

Total financial investments	1,583,922	382,376	43,258	2,009,556

LOANS, NET
Commercial loans	1,670,388	1,194,435	63,026	2,927,849
Consumer loans	203,570	173,614	8,298	385,482
Mortgage loans	791,148	445,407	27,204	1,263,759
Foreign trade loans	450,830	203,801	14,402	669,033
Interbank loans	45,604	2,010	1,048	48,662
Lease contracts	175,127	79,924	5,611	260,662
Other outstanding loans	347,560	108,237	10,028	465,825
Past due loans	53,417	72,608	2,773	128,798
Contingent loans	272,718	100,676	8,215	381,609

Total loans	4,010,362	2,380,712	140,605	6,531,679
Allowances	(129,771)	(88,988)	(4,813)	(223,572)

Total loans, net	3,880,591	2,291,724	135,792	6,308,107

OTHER ASSETS
Assets received in lieu of payment	6,826	23,392	665	30,883
Bank premises and equipment	82,853	60,472	3,153	146,478
Investments in other companies	3,473	1,692	114	5,279
Other	91,717	75,850	3,687	171,254

Total other assets	184,869	161,406	7,619	353,894

TOTAL ASSETS	6,170,283	3,166,709	205,415	9,542,407

LIABILITIES & SHAREHOLDERS’ EQUITY

DEPOSITS
Current accounts	622,319	224,635	18,633	865,587
Bankers’ drafts and other deposits	413,829	150,651	12,419	576,899
Savings accounts and time deposits	2,774,290	1,456,320	93,073	4,323,683

Total deposits	3,810,438	1,831,606	124,125	5,766,169

OTHER INTEREST-BEARING LIABILITIES
Total Central Bank borrowings	2,700	2,104	106	4,910
Securities sold under agreements to repurchase	164,706	155,851	7,052	327,609
Mortgage finance bonds	844,094	483,317	29,203	1,356,614
Subordinated bonds	135,084	84,748	4,836	224,668
Other bonds	0	8,949	197	9,146
Borrowings from domestic financial institutions	44,403	62,347	2,349	109,099
Foreign borrowings	318,241	114,882	9,529	442,652
Other obligations	47,896	26,405	1,635	75,936

Total borrowings	1,557,124	938,603	54,907	2,550,634

OTHER LIABILITIES
Contingent liabilities	272,385	100,559	8,205	381,149
Other	152,070	54,316	4,540	210,926
Minority interest in consolidated subsidiaries	3	0	0	3

Total other liabilities	424,458	154,875	12,745	592,078

SHAREHOLDERS’ EQUITY
Capital and reserves	307,027	227,288	11,755	546,070
Net income for the year	71,236	14,337	1,883	87,456

Total shareholders’ equity	378,263	241,625	13,638	633,526

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,170,283	3,166,709	205,415	9,542,407

UNAUDITED PROFORMA CONSOLIDATED BALANCE SHEET

	As at 31 December 2000
	Actual Banco de Chile	Actual Banco de A. Edwards	Inflation adjustment	Pro forma Banco de Chile
	(in constant MCH$ as of 31 December 2000)	(in constant MCH$ as of 31 December 2000)	(MCH$)	(in constant MCH$ as of 30 September 2002)
ASSETS

CASH AND DUE FROM BANKS
Non interest bearing	474,748	193,363	29,397	697,508
Deposits – interest bearing	6,013	390	282	6,685

Total cash and due from banks	480,761	193,753	29,679	704,193

FINANCIAL INVESTMENTS
Government securities	639,265	60,659	30,797	730,721
Investments purchased under agreements to resell	9,722	31,711	1,823	43,256
Investment collateral under agreements to repurchase	128,515	76,099	9,003	213,617
Other investments	567,023	125,821	30,485	723,329

Total financial investments	1,344,525	294,290	72,108	1,710,923

LOANS, NET
Commercial loans	1,590,833	1,115,359	119,072	2,825,264
Consumer loans	189,378	151,827	15,013	356,218
Mortgage loans	749,178	431,497	51,950	1,232,625
Foreign trade loans	367,993	185,686	24,362	578,041
Interbank loans	27,094	9,013	1,589	37,696
Lease contracts	168,244	50,439	9,622	228,305
Other outstanding loans	342,841	141,426	21,308	505,575
Past due loans	50,767	64,121	5,055	119,943
Contingent loans	251,187	123,076	16,468	390,731

Total loans	3,737,515	2,272,444	264,439	6,274,398
Allowances	(112,936)	(77,553)	(8,382)	(198,871)

Total loans, net	3,624,579	2,194,891	256,057	6,075,527

OTHER ASSETS
Assets received in lieu of payment	3,350	13,057	722	17,129
Bank premises and equipment	81,682	61,690	6,308	149,680
Investments in other companies	2,369	1,356	164	3,889
Other	92,997	67,904	7,080	167,981

Total other assets	180,398	144,007	14,274	338,679

TOTAL ASSETS	5,630,263	2,826,941	372,118	8,829,322

LIABILITIES & SHAREHOLDERS’ EQUITY

DEPOSITS
Current accounts	603,390	227,009	36,538	866,937
Bankers’ drafts and other deposits	395,564	124,295	22,874	542,733
Savings accounts and time deposits	2,454,655	1,344,911	167,181	3,966,747

Total deposits	3,453,609	1,696,215	226,593	5,376,417

OTHER INTEREST-BEARING LIABILITIES
Total Central Bank borrowings	2,788	2,363	227	5,378
Securities sold under agreements to repurchase	134,155	88,404	9,793	232,352
Mortgage finance bonds	787,085	458,206	54,793	1,300,084
Subordinated bonds	102,690	51,576	6,788	161,054
Other bonds	380	11,221	510	12,111
Borrowings from domestic financial institutions	16,457	40,467	2,505	59,429
Foreign borrowings	363,375	41,771	17,826	422,972
Other obligations	49,063	33,174	3,618	85,855

Total borrowings	1,455,993	727,182	96,060	2,279,235

OTHER LIABILITIES
Contingent liabilities	250,937	122,884	16,448	390,269
Other	87,244	56,657	6,332	150,233
Minority interest in consolidated subsidiaries	3	0	0	3

Total other liabilities	338,184	179,541	22,780	540,505

SHAREHOLDERS’ EQUITY
Capital and reserves	300,519	220,827	22,939	544,285
Net income for the year	81,958	3,176	3,746	88,880

Total shareholders’ equity	382,477	224,003	26,685	633,165

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	5,630,263	2,826,941	372,118	8,829,322

UNAUDITED PROFORMA CONSOLIDATED INCOME STATEMENT

	Year ending 31 December 2001
	Actual Banco de Chile	Actual Banco de A. Edwards	Inflation adjustment	Pro forma Banco de Chile
	(in constant MCH$ as of 31 December 2001)	(in constant MCH$ as of 31 December 2001)	(MCH$)	(in constant MCH$ as of 30 September 2002)
INTEREST REVENUE AND EXPENSE
Interest revenue	515,553	276,362	10,295	802,210
Interest expense	(300,695)	(155,720)	(5,933)	(462,348)

Net interest revenue	214,858	120,642	4,362	339,862

INCOME FROM SERVICES, NET
Income from fees and other services	61,916	30,498	1,201	93,615
Other services expenses	(10,490)	(5,011)	(202)	(15,703)

Total income from services, net	51,426	25,487	999	77,912

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	4,743	2,580	96	7,419
Foreign exchange transactions, net	1,642	2,259	51	3,952

Total other operating income (loss), net	6,385	4,839	147	11,371

OPERATING REVENUE	272,669	150,967	5,508	429,144

ALLOWANCE FOR LOAN LOSSES	(45,887)	(44,661)	(1,177)	(91,725)

OTHER INCOME AND EXPENSES
Loan loss recoveries	9,646	5,958	203	15,807
Non-operating income	9,357	5,232	189	14,778
Non-operating expenses	(6,144)	(4,160)	(134)	(10,438)
Income attributable to investments in other companies	(43)	46	0	3

Total other income and expenses	12,816	7,076	258	20,150

OPERATING EXPENSES
Personnel salaries and expenses	(81,216)	(47,947)	(1,679)	(130,842)
Administrative and other expenses	(58,904)	(40,030)	(1,286)	(100,220)
Depreciation and amortization	(8,078)	(9,425)	(228)	(17,731)

Total operating expenses	(148,198)	(97,402)	(3,193)	(248,793)

LOSS FROM PRICE-LEVEL RESTATEMENT	(5,777)	(4,173)	(129)	(10,079)

Minority interest in consolidated subsidiaries	(1)	0	0	(1)

INCOME BEFORE INCOME TAXES	85,622	11,807	1,267	98,696

INCOME TAXES	1,346	(1,704)	(5)	(363)
NET INCOME	86,968	10,103	1,262	98,333

UNAUDITED PROFORMA CONSOLIDATED INCOME STATEMENT

	Nine months ended 30 September 2001
	Actual Banco de Chile	Actual Banco de A. Edwards	Inflation adjustment	Pro forma Banco de Chile
	(in constant MCH$ as of 30 September 2001)	(in constant MCH$ as of 30 September 2001)	(MCH$)	(in constant MCH$ as of 30 September 2002)
INTEREST REVENUE AND EXPENSE
Interest revenue	400,543	217,046	13,587	631,176
Interest expense	(225,312)	(115,044)	(7,488)	(347,844)

Net interest revenue	175,231	102,002	6,099	283,332

FEES AND INCOME FROM SERVICES
Income from fees and other services	45,564	22,027	1,487	69,078
Other services expenses	(8,030)	(3,793)	(260)	(12,083)

Total fees and income from services, net	37,534	18,234	1,227	56,995

OTHER OPERATING INCOME (LOSS)
Gains (losses) from trading and brokerage activities	7,187	2,641	216	10,044
Foreign exchange transactions, net	(16,449)	(6,320)	(501)	(23,270)

Total other operating income (loss), net	(9,262)	(3,679)	(285)	(13,226)

OPERATING REVENUES	203,503	116,557	7,041	327,101

ALLOWANCE FOR LOAN LOSSES	(34,494)	(34,320)	(1,514)	(70,328)

OTHER INCOME AND EXPENSES
Loan loss recoveries	7,149	4,093	247	11,489
Non-operating income	5,553	3,817	206	9,576
Non-operating expenses	(5,649)	(2,557)	(178)	(8,384)
Income attributable to investments in other companies	7	(31)	(1)	(25)
Minority interest	(1)	0	0	(1)

Total other income and expenses	7,059	5,322	274	12,655

OPERATING EXPENSES
Personnel salaries and expenses	(54,451)	(32,918)	(1,922)	(89,291)
Administrative and other expenses	(41,535)	(28,239)	(1,535)	(71,309)
Depreciation and amortization	(5,909)	(6,898)	(282)	(13,089)

Total operating expenses	(101,895)	(68,055)	(3,739)	(173,689)

LOSS FROM PRICE-LEVEL RESTATEMENT	(4,141)	(2,980)	(157)	(7,278)

INCOME BEFORE INCOME TAXES	70,032	16,524	1,905	88,461

INCOME TAXES	1,204	(2,187)	(22)	(1,005)

NET INCOME	71,236	14,337	1,883	87,456

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2002

Banco de Chile

/s/ Julio Guzman H.
By: Julio Guzman H.
Acting General Manager